Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS

SECOND QUARTER 2018 Financial RESULTS

Tel Aviv, Israel – August 23, 2018 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended June 30, 2018. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q2 2018	Q2 2017	% change
	(NIS millions)

Revenues	2,333	2,463	(5.3%)
Operating profit	371	573	(35.3%)
EBITDA*	908	997	(8.9%)
EBITDA margin	38.9%	40.5%
Net profit	195	358	(45.5%)
Diluted EPS (NIS)	0.07	0.13	(46.2%)
Cash flow from operating activities*	806	875	(7.9%)
Payments for investments[1]	611	406	50.5%
Free cash flow [2]	122	487	(74.9%)
Net debt/EBITDA (end of period)[3]	2.52	2.43

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the second quarter of 2018 was an increase of NIS 102 million and NIS 89 million, respectively.

1 Includes payments of NIS 192 million for permit fees and taxes relating to the sale of “Sakia”.

2 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

3 EBITDA in this calculation refers to the trailing twelve months.

Shlomo Rodav, Bezeq’s Chairman, stated, “The Board of Directors is progressing with the formulation of a new and comprehensive strategic plan for the Group, some of which is subject to various regulatory approvals, and we have already begun to implement parts of it. The plan will address the challenges facing the Group and the future needs that are emerging in the telecommunications market. Among other things, the plan will include a change in the legal structure of the subsidiary companies and incorporate significant steps toward streamlining and improving the Company’s business performance, including a comprehensive plan for the voluntary retirement of employees, maximizing synergies between the various subsidiaries in the Group, the sale of non-core businesses and the provision of integrated communications solutions based on cutting-edge technologies. At the same time, we are focused on identifying and creating new growth engines, primarily in the areas of data analytics, cloud and digital services, and IOT applications. We intend to manage the change dynamically and progressively over time, taking into account technological changes and market needs as well as regulatory limitations. We will continue to lead the market even under conditions of frequent and significant changes in the business environment. We intend to respond to the competitive challenges with determination, with an emphasis on a high level of service for every home in Israel while taking into account regulatory constraints.”

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Yali Rothenberg, CPA, Bezeq Group’s Chief Financial Officer commented, “The results of the quarter reflect the advantages in diversifying the Group’s business portfolio where the relative weakness in one activity is offset by the results of the other activities. Bezeq Fixed-Line revenues increased slightly year over year while Pelephone’s revenues from cellular services decreased by only 2% - this was against the background of a relatively stable trend in these revenues recently. The decrease in Bezeq International’s revenues was due in large part to a decrease in revenues from activities with low profitability, and therefore the impact on the company’s profitability was moderate. Although the implementation of yes’s new price plan resulted in a decrease in revenues, yes managed to successfully stem the decreasing trend in the number of television subscribers. The Group’s profitability metrics reflect non-recurring effects, mainly expenses for the retirement of employees, the benefits of which will be seen in future financial results. Free cash flow was affected to a great extent by timing differences arising from the payment of taxes and levies in respect of the Sakia property, the receipts of which have not yet been recognized.”

Bezeq Group Results (Consolidated)

Revenues in the second quarter of 2018 were NIS 2.33 billion, compared to NIS 2.46 billion in the same quarter of 2017, a decrease of 5.3%. The increase in Bezeq Fixed-Line revenues was offset by lower revenues in Bezeq International (among other factors due to a large transaction in the ICT field recorded in the corresponding quarter) and yes as well as lower revenues in Pelephone (mainly equipment).

Salary expenses in the second quarter of 2018 were NIS 503 million, compared to NIS 494 million in the same quarter of 2017, an increase of 1.8%. The increase in salary expenses was due to higher expenses in Bezeq Fixed-Line.

Operating expenses in the second quarter of 2018 were NIS 838 million, compared to NIS 973 million in the same quarter of 2017, a decrease of 13.9%. The decrease in operating expenses was primarily due to the early adoption of accounting standard IFRS 16 whereby rental expenses relating to assets rented through operating leases are capitalized.

Other operating income/expenses, net in the second quarter of 2018 amounted to expenses of NIS 84 million, compared to income of NIS 1 million in the same quarter of 2017. This item was influenced by a provision of NIS 80 million for the early retirement of employees in Bezeq Fixed-line.

Depreciation expenses in the second quarter of 2018 were NIS 537 million, compared to NIS 424 million in the same quarter of 2017, an increase of 26.7%. The increase in depreciation expenses was primarily due to the amortization of right-of-use assets resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

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Profitability metrics in the second quarter of 2018 were influenced by the aforementioned decrease in revenues and the provision for the early retirement of employees in Bezeq Fixed-Line.

Operating profit in the second quarter of 2018 was NIS 371 million, compared to NIS 573 million in the same quarter of 2017, a decrease of 35.3%. EBITDA in the second quarter of 2018 was NIS 908 million (EBITDA margin of 38.9%), compared to NIS 997 million (EBITDA margin of 40.5%) in the same quarter of 2017, a decrease of 8.9%.

Financing expenses in the second quarter of 2018 were NIS 110 million, compared to NIS 102 million in the same quarter of 2017, an increase of 7.8%.

Tax expenses in the second quarter of 2018 were NIS 65 million, compared to NIS 111 million in the same quarter of 2017, a decrease of 41.4%. The decrease in tax expenses was primarily due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Net profit in the second quarter of 2018 was NIS 195 million, compared to NIS 358 million in the same quarter of 2017, a decrease of 45.5%. The decrease in net profit was primarily due to the aforementioned decrease in revenues and the provision for the early retirement of employees.

Cash flow from operating activities in the second quarter of 2018 was NIS 806 million compared to NIS 875 million in the same quarter of 2017, a decrease of 7.9%. The decrease in cash flow from operating activities was primarily due to the decrease in profitability and changes in working capital.

Payments for investments (Capex) in the second quarter of 2018 was NIS 611 million, compared to NIS 406 million in the same quarter of 2017, an increase of 50.5%. The increase in investments was primarily due to payments of NIS 192 million for permit fees and taxes relating to the sale of “Sakia”.

Free cash flow in the second quarter of 2018 was NIS 122 million, compared to NIS 487 million in the same quarter of 2017, a decrease of 74.9%. The decrease in free cash flow was primarily due to timing differences resulting from the aforementioned payments in relation to the sale of “Sakia” while the proceeds from the sale have not yet been recorded.

Net financial debt of the Group was NIS 9.40 billion as of June 30, 2018 compared to NIS 9.65 billion as of June 30, 2017. As of June 30, 2018, the Group’s net financial debt to EBITDA ratio was 2.52, compared to 2.43 as of June 30, 2017.

Dividend Announcement

In accordance with the Company’s dividend policy, the Board of Directors recommended the distribution of 70% of net profits for the first half of 2018 as a cash dividend of NIS 318 million (approximately NIS 0.11 per share) to shareholders. The semi-annual dividend, which is subject to shareholder approval, would be payable on October 10, 2018. The ex-dividend date is September 27, 2018.

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2018 Outlook

Below is the Bezeq Group’s outlook for 2018, as published in the Company’s periodic report as of December 31, 2017:

Net profit attributable to shareholders:	Approximately NIS 1.0 billion

EBITDA:	Approximately NIS 3.9 billion

Free cash flow*:	Approximately NIS 1.5 billion

The projected data includes the effect of early implementation of IFRS 16 as of January 1, 2018 of NIS 400 million on EBITDA and a negligible amount on the net profit.

The forecasts do not include effects from realization of the Company’s rights in the “Sakia” property, which depend on the fulfillment of various conditions regarding the sale of the property. The actual results may differ from these assessments, depending on the date of recording the capital gain in respect of the sale of the asset, the final amount of the capital gain, which depends on the amounts of fees and levies that will apply to the Company in respect of the sale of the asset and on the date of receipt of the payments for the sale of the property.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations, including that the forecasts do not include the effects of the provision for early retirement of employees and/or the signing of collective labor agreements in the Group and cancellation of the Group’s structural separation, including the effects of mergers within the Group and everything involved. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to implement its plans in 2018. Actual results might differ from these estimates taking note of changes that may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, and so forth, or if one or more of the risk factors listed in the periodic report of 2017.

*	Cash flow from operating activities less net payments for investments and leases.

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Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “During the quarter, our revenues grew to NIS 1.064 billion despite the challenging and increasingly competitive environment. This increase was achieved thanks to the continued expansion of our Internet business and the 15.8% increase in revenues from cloud and digital services. On the expense side, we continued to streamline and improve the cost structure, which was reflected, among other things, in the provision related to retirement of employees of NIS 80 million. These expenses led to a decrease in profitability metrics in the quarter, but will positively contribute to the financial results in future quarters. Against the backdrop of deepening competition, we have been able to preserve and develop a strong, professional and service-oriented company. We are doing this with the help of professional and skilled workers, who are positioning us at the cutting edge of technology and in an excellent position to realize the next generation technologies and services.”

Revenues in the second quarter of 2018 were NIS 1.064 billion, compared to NIS 1.058 billion in the same quarter of 2017, an increase of 0.6%. The increase was primarily due to higher revenues from broadband Internet and cloud & digital services that were partially offset by a decrease in telephony revenues.

Revenues from broadband Internet services (retail and wholesale) in the second quarter of 2018 were NIS 403 million, compared to NIS 381 million in the same quarter of 2017, an increase of 5.8%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of Internet lines, which reached 1.66 million subscribers, despite the decrease in retail broadband Internet subscribers.

Revenues from telephony services in the second quarter of 2018 were NIS 291 million, compared to NIS 320 million in the same quarter of 2017, a decrease of 9.1%. The decrease in telephony revenues was due to a reduction of 3.7% in the average revenue per line as well as a decrease of 4.9% in the number of access lines.

Revenues from transmission and data communication services in the second quarter of 2018 were NIS 244 million, in-line with the same quarter of 2017.

Revenues from cloud & digital services in the second quarter of 2018 totaled NIS 66 million, compared to NIS 57 million in the same quarter of 2017, an increase of 15.8%. The increase in revenues from cloud & digital services was primarily due to an increase in revenues from cyber services and virtual private exchange (HIPT) services.

Operating expenses in the second quarter of 2018 were NIS 145 million, compared to NIS 166 million in the corresponding quarter of 2017, a decrease of 12.7%. The decrease in operating expenses was primarily due to a reduction in the rental expenses of buildings and car rentals that were recognized as an asset due to the early adoption of accounting standard IFRS 16 as of January 1, 2018.

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Salary expenses in the second quarter of 2018 were NIS 232 million, compared to NIS 220 million in the same quarter of 2017, an increase of 5.5%. The increase was due to an increase in salaries resulting from collective labor agreements partially offset by employee retirement.

Other operating income/expenses (net) in the second quarter of 2018 amounted to expenses of NIS 89 million, compared to income of NIS 1 million in the same quarter of 2017. Other operating income/expenses was influenced by a provision of NIS 80 million for the early retirement of employees compared to NIS 12 million in the corresponding quarter.

Depreciation expenses in the second quarter of 2018 were NIS 211 million, compared to NIS 177 million in the same quarter of 2017, an increase of 19.2%. The increase in depreciation expenses was primarily due to the amortization of right-of-use assets as a result of the early adoption of accounting standard IFRS 16 as of January 1, 2018.

Profitability metrics in the second quarter of 2018 were influenced by the aforementioned provision for the early retirement of employees.

Operating profit in the second quarter of 2018 totaled NIS 387 million, compared to NIS 496 million in the same quarter of 2017, a decrease of 22.0%.

EBITDA in the second quarter of 2018 totaled NIS 598 million (EBITDA margin of 56.2%) compared to NIS 673 million (EBITDA margin of 63.6%) in the same quarter of 2017, a decrease of 11.1%.

After adjusting for other operating income/expenses and the effect of the adoption of accounting standard IFRS 16, EBITDA in the second quarter of 2018 totaled NIS 664 million compared to NIS 672 million in the same quarter of 2017, a decrease of 1.2%.

Financing expenses in the second quarter of 2018 were NIS 119 million, compared to NIS 82 million in the same quarter of 2017, an increase of 45.1%. The increase in financing expenses was primarily due a decrease of approximately NIS 27 million in the net fair value of the amount estimated to be returned to the Company from the advance payments made for the second contingent consideration in relation to the acquisition of yes.

Tax expenses in the second quarter of 2018 were NIS 66 million, compared to NIS 97 million in the same quarter of 2017, a decrease of 32.0%. The decrease in tax expenses was due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Net profit in the second quarter of 2018 totaled NIS 202 million, compared to NIS 317 million in the same quarter of 2017, a decrease of 36.3%. The decrease in net profit was primarily due to the aforementioned provision for the early retirement of employees.

Cash flow from operating activities in the second quarter of 2018 was NIS 507 million, compared to NIS 465 million in the same quarter of 2017, a decrease of 9.0%. The decrease in cash flow from operating activities was primarily due to the early adoption of accounting standard IFRS 16 as of January 1, 2018 as well as changes in working capital.

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Payments for investments (Capex) in the second quarter of 2018 was NIS 393 million, compared to NIS 219 million in the same quarter of 2017, an increase of 79.5%. The increase in investments was primarily due to payments of NIS 192 million for permit fees and taxes relating to the sale of “Sakia”.

Free cash flow in the second quarter of 2018 was NIS 107 million, compared to NIS 262 million in the same quarter of 2017, a decrease of 59.2%. The decrease in free cash flow was due to timing differences resulting from the aforementioned payments in relation to the sale of “Sakia” while the proceeds from the sale have not yet been recorded.

In the second quarter of 2018, the Company added 9,000 broadband Internet lines (retail and wholesale), totaling 1.66 million. The number of wholesale broadband Internet lines continued to grow and reached 600,000 lines, representing a sequential increase of 26,000 lines. During the past year, the number of wholesale lines grew by 156,000.

During the second quarter of 2018, average broadband speeds reached 55.4 Mbps, compared to 53.5 Mbps sequentially, and 47.2 Mbps in the second quarter of 2017, representing a year-over-year increase of 17.4%.

Average revenue per Internet subscriber (ARPU - retail) in the second quarter of 2018 was NIS 93, compared to NIS 92 sequentially and NIS 90 in the second quarter of 2017.

The number of telephony access lines totaled 1.865 million at the end of June 2018, compared to 1.889 million sequentially and 1.961 million at the end of June 2017.

Average revenue per line (ARPL) in the second quarter of 2018 totaled NIS 52, compared to NIS 53 sequentially and NIS 54 in the second quarter of 2017.

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Bezeq Fixed-Line - Financial data	Q2 2018	Q2 2017	% change
	(NIS millions)

Total revenues	1,064	1,058	0.6%
Broadband Internet revenues	403	381	5.8%
Telephony revenues	291	320	(9.1%)
Transmission and data revenues	244	244	0.0%
Cloud & digital services revenues	66	57	15.8%
Other revenues	60	56	7.1%
Operating profit	387	496	(22.0%)
EBITDA*	598	673	(11.1%)
EBITDA margin	56.2%	63.6%
Net profit[1]	202	317	(36.3%)
Cash flows from operating activities*	507	465	9.0%
Payments for investments[2]	393	219	79.5%
Free cash flow[3]	107	262	(59.2%)

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the second quarter of 2018 was an increase of NIS 23 million and NIS 22 million, respectively.

[1] Excluding share in profits/losses of equity-accounted investees.

[2] Includes payments of NIS 192 million for permit fees and taxes relating to the sale of “Sakia”.

[3] Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Bezeq Fixed-Line - KPIs	Q2 2018	Q1 2018	Q2 2017

Active subscriber lines (in thousands) [1]	1,865	1,889	1,961
Average monthly revenue per line (NIS) [2]	52	53	54
Outgoing minutes (millions)	1,010	1,055	1,098
Incoming minutes (millions)	1,153	1,191	1,220
Churn rate (%) [3]	2.8%	3.0%	2.4%
Total broadband Internet lines (in thousands)[4]	1,662	1,653	1,593
Of which: Wholesale broadband Internet lines (in thousands) [4]	600	574	444
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	93	92	90
Average broadband speed per subscriber (end of period, Mbps)	55.4	53.5	47.2

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).  Active subscriber lines are presented at the end of each period.

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines.  Retail - direct Internet subscriber of the Company;  Wholesale - Internet line through Bezeq’s wholesale service for telecom operators.  Broadband Internet lines are presented at the end of each period.

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Pelephone Results

Ran Guron, CEO of Pelephone, stated, “Our growth strategy and the expansion of our distribution channels proved itself with the addition of 40,000 postpaid subscribers during a quarter characterized by a particularly high level of competition, which was reflected in a decline in prices and increase in data volumes. Stable revenues alongside continued streamlining of operations testify to our strength in the cellular sector in Israel.”

Guron added that “In the first half of the year, we continued to invest in creating new growth engines for the company, including IoT solutions for businesses, Pelephone Car service and PTT service. In addition, we continue to provide the best service in the industry, as published in the Ministry of Communications report and in the Public Trust Report.”

Revenues from services in the second quarter of 2018 were NIS 438 million, compared to NIS 431 million sequentially and NIS 449 million in the same quarter of 2017, a quarter-over-quarter increase of 1.6% and a year-over-year decrease of 2.4%.

The relative stability in revenues from cellular services was due to the increase in revenues from new subscribers that offset the decrease in average revenue per subscriber due to the transition of existing customers to lower priced plans including higher data plans corresponding to current market prices.

Revenues from equipment sales in the second quarter of 2018 were NIS 164 million, compared to NIS 188 million sequentially and NIS 183 in the same quarter of 2017, a decrease of 12.8% and 10.4%, respectively. The decrease in revenues from equipment sales was due to the lack of launches of significant handsets in the quarter.

Total revenues in the second quarter of 2018 were NIS 602 million, compared to NIS 619 million sequentially and NIS 632 million in the same quarter of 2017, a decrease of 2.7% and 4.7%, respectively.

Operating expenses in the second quarter of 2018 decreased NIS 17 million sequentially and NIS 2 million compared to the same quarter of 2017, a decrease of 3% and 0.4% respectively.

Operating profit in the second quarter of 2018 was NIS 2 million, in-line sequentially and compared to NIS 30 million in the same quarter of 2017, a decrease of 93.3%.

EBITDA in the second quarter of 2018 was NIS 161 million (EBITDA margin of 26.8%), compared to NIS 160 million sequentially (EBITDA margin of 25.8%) and NIS 129 million (EBITDA margin of 20.4%) in the same quarter of 2017, an increase of 24.8%. The increase in EBITDA was due to the capitalization of NIS 63 million of leasing expenses due to the early adoption of accounting standard IFRS 16 beginning January 1, 2018 which was partially offset by a decrease in revenues from services and handset sales as well as estimate adjustments which led to a reduction in operating expenses in the corresponding quarter.

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Net profit in the second quarter of 2018 was NIS 7 million, compared to NIS 9 million sequentially and NIS 34 million in the same quarter of 2017, a decrease of 22.2% and 79.4%, respectively.

Cash flow from operating activities in the second quarter of 2018 was NIS 181 million, compared to 193 million in the same quarter of 2017, a decrease of 6.2%. The decrease in cash flow from operating activities was primarily due to a decrease in profitability as well as changes in working capital, partially offset by an increase of NIS 50 million due to the reclassification of payments in respect of lease agreements to cash flow from financing activities as a result of the early adoption of the accounting standard IFRS 16 beginning January 1, 2018.

Free cash flow in the second quarter of 2018 was NIS 41 million compared to NIS 111 million in the same quarter of 2017, a decrease of 63.1%. Free cash flow was not influenced by the adoption of accounting standard IFRS 16.

Pelephone’s subscriber base continued to grow with an increase of 55,000 new subscribers (40,000 postpaid and 15,000 prepaid) in the second quarter of 2018 to a total of 2.601 million at the end of June 2018.

During the third quarter of 2018, Pelephone will write-off 426,000 prepaid subscribers pursuant to adjustments made in defining an inactive subscriber. These subscribers did not make an outgoing call during the past six months, most of them joined more than three years ago and they do not generate significant revenue for the Company.

Average revenue per subscriber (ARPU) in the second quarter of 2018 was NIS 57, in-line sequentially and compared to NIS 61 in the corresponding quarter of 2017.

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Pelephone - Financial data	Q2 2018	Q2 2017	% change
	(NIS millions)

Total revenues	602	632	(4.7%)
Service revenues	438	449	(2.4%)
Equipment revenues	164	183	(10.4%)
Operating profit	2	30	(93.3%)
EBITDA*	161	129	24.8%
EBITDA margin	26.8%	20.4%
Net profit	7	34	(79.4%)
Cash flows from operating activities*	181	193	(6.2%)
Payments for investments	90	82	9.8%
Free cash flow [1]	41	111	(63.1%)

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the second quarter of 2018 was an increase of NIS 63 million and NIS 50 million, respectively.

[1] Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Pelephone - KPIs	Q2 2018	Q1 2018	Q2 2017

Total subscribers (end of period, in thousands) [1]	2,601	2,546	2,410
Average revenue per user (ARPU, NIS) [2]	57	57	61
Churn rate [3]	7.3%	8.0%	6.3%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company’s services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

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Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “The complex market and growing competition have forced us to create a new path of innovation and new growth engines. Our leadership in cyber protection services and the company’s expansion in the business market of cloud and data center services will strengthen the company’s activity going forward. On the cyber protection front, we have more than 700 thousand cyber-protection services for customers.”

Revenues in the second quarter of 2018 totaled NIS 336 million, compared to NIS 407 million in the same quarter of 2017, a decrease of 17.4%. The decrease in revenues was primarily due to one-time revenues recorded in the corresponding quarter coupled with a decrease in sales of communication solutions for business customers and the continued erosion of revenues from international calls.

Profitability metrics were influenced by the decrease in sales of communication solutions and the significant decrease in international calls and hubbing sectors.

Operating profit in the second quarter of 2018 was NIS 30 million, compared to NIS 45 million in the same quarter of 2017, a decrease of 33.3%.

EBITDA in the second quarter of 2018 was NIS 75 million (EBITDA margin of 22.3%), compared to NIS 78 million (EBITDA margin of 19.2%) in the same quarter of 2017, a decrease of 3.8%.

Net profit in the second quarter of 2018 was NIS 20 million, compared to NIS 33 million in the same quarter of 2017, a decrease of 39.4%.

Cash flow from operating activities in the second quarter of 2018 was NIS 54 million, compared to NIS 69 million in the same quarter of 2017, a decrease of 21.7%.

Free cash flow in the second quarter of 2018 was NIS 1 million compared to NIS 23 million in the same quarter of 2017, a decrease of 95.7%.

The decrease in cash flow from operating activities and free cash flow was primarily due to a decrease in profitability as well as timing differences in working capital.

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Bezeq International	Q2 2018	Q2 2017	% change
	(NIS millions)

Revenues	336	407	(17.4%)
Operating profit	30	45	(33.3%)
EBITDA*	75	78	(3.8%)
EBITDA margin	22.3%	19.2%
Net profit	20	33	(39.4%)
Cash flows from operating activities*	54	69	(21.7%)
Payments for investments	44	46	(4.3%)
Free cash flow [1]	1	23	(95.7%)

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the second quarter of 2018 was an increase of NIS 9 million each.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

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yes Results

Ran Guron, CEO of yes, stated, “Today, we are announcing an impressive achievement, which demonstrates that the strategy we introduced at the start of the year with our yes ULTIMATE initiative (offering greater value at a standard price of NIS 199 for all customers), along with our STINGTV service, is paying off. We have stemmed our subscriber losses of the past two and a half years, and have even posted growth in our subscriber base; revenues are stabilizing as compared to the previous quarter, and monthly ARPU has also grown quarter-on-quarter. These achievements are particularly remarkable in an extremely competitive market and a challenging business environment. We currently have the leading product offering in the television market, including groundbreaking and award-wining content, both original and international, innovative products and outstanding customer service. All these are offered by a brand which was just recently awarded first place in the brand index, out of all telecom companies.”

Revenues in the second quarter of 2018 were NIS 375 million, in-line sequentially and compared to NIS 416 million in the same quarter of 2017, a decrease of 9.9%. The decrease in revenues was primarily due to a reduction in the average number of subscribers as well as a decrease in the average revenue per subscriber.

Operating loss in the second quarter of 2018 was NIS 17 million compared to a profit of NIS 49 million in the same quarter of 2017. The decrease was primarily due to a reduction in revenues, a provision for legal claims and an increase in content expenses.

EBITDA in the second quarter of 2018 was NIS 62 million (EBITDA margin of 16.5%), compared to NIS 120 million (EBITDA margin of 28.8%) in the same quarter of 2017, a decrease of 48.3%.

Financing expenses, net in the second quarter of 2018 were income of NIS 7 million, compared to expenses of NIS 32 million in the same quarter of 2017. Financing expenses were influenced by a change in the fair value of financial assets as well as a decrease in financing expenses in respect of debentures due to the conversion of Bezeq’s share in the debentures to equity.

Net loss in the second quarter of 2018 was NIS 10 million compared to NIS 151 million in the same quarter of 2017. The decrease was due to a decrease in the tax asset in the corresponding quarter as well as changes in net financing income in the current quarter. After adjusting for the decrease in the tax asset and the one-time provision for legal claims, net profit in the current quarter was less than NIS 1 million, compared to NIS 12 million in the corresponding quarter.

Cash flow from operating activities in the second quarter of 2018 was NIS 60 million compared to NIS 169 million in the same quarter of 2017, a decrease of 64.5%. The decrease in cash flow from operating activities was due to a decrease in profitability as well as changes in working capital.

ARPU in the second quarter of 2018 was NIS 215, compared to NIS 214 sequentially and NIS 229 in the same quarter of 2017, a decrease of 6.1% compared to the corresponding quarter.

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 14

Press Release

The number of yes subscribers in the second quarter of 2018 increased by 2,000 to a total of 582,000 subscribers.

yes - Financial data	Q2 2018	Q2 2017	% change
	(NIS millions)

Revenues	375	416	(9.9%)
Operating profit	(17)	49
EBITDA*	62	120	(48.3%)
EBITDA margin	16.5%	28.8%
Net profit (loss)	(10)	(151)	(93.4%)
Cash flows from operating activities*	60	169	(64.5%)
Payments for investments	75	53	41.5%
Free cash flow [1]	(23)	117

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the second quarter of 2018 was an increase of NIS 8 million each.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

yes - KPIs	Q2 2018	Q1 2018	Q2 2017

Number of subscribers (end of period, in thousands) [1]	582	580	603
Average revenue per user (ARPU, NIS) [2]	215	214	229
Churn rate (%) [3]	4.7%	6.1%	3.8%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 15

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq’s Chairman, and Mr. Yali Rothenberg, Bezeq’s Chief Financial Officer on Thursday, August 23, 2018, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0609

Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, August 29, 2018. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5901

Israel Phone Number: 03-925-5901

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 16

Press Release

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, cloud and digital services, and other data communications; satellite and Internet based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management’s expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 17

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Income Statements

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	4,694	4,916	2,333	2,463	9,789
Costs of activity
General and operating expenses	1,679	1,932	838	973	3,891
Salaries	1,013	998	503	494	2,005
Depreciation and amortization	1,062	852	537	424	1,715
Other operating expenses (income), net	107	(5)	84	(1)	68
	3,861	3,777	1,962	1,890	7,679

Operating profit	833	1,139	371	573	2,110
Financing expenses (income)
Financing expenses	256	246	129	120	477
Financing income	(38)	(43)	(19)	(18)	(60)
Financing expenses, net	218	203	110	102	417

Profit after financing expenses, net	615	936	261	471	1,693
Share in losses of equity-accounted investees	(2)	(4)	(1)	(2)	(5)
Profit before income tax	613	932	260	469	1,688
Income tax	158	224	65	111	453
Profit for the period	455	708	195	358	1,235

Basic earnings per share (NIS)	0.16	0.26	0.07	0.13	0.45

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 18

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Balance Sheets

	June 30, 2018	June 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Assets

Cash and cash equivalents	923	1,854	2,181
Investments	1,676	19	289
Trade receivables	1,822	1,991	1,915
Other receivables	288	347	270
Inventory	96	105	125
Eurocom DBS Ltd., related party	25	56	43
Total current assets	4,830	4,372	4,823

Trade and other receivables	447	507	493
Broadcasting rights, net of rights exercised	467	456	454
Right-of-use assets	1,424	-	-
Fixed assets	6,811	6,868	6,798
Intangible assets	2,687	2,943	2,768
Deferred tax assets	1,035	1,015	1,019
Deferred expenses and non-current investments	530	457	494
Investment property	130	-	-
Total non-current assets	13,531	12,246	12,026
Total assets	18,361	16,618	16,849

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 19

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Balance Sheets (Cont’d)

	June 30, 2018	June 30, 2017	December 31, 2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Liabilities and equity

Debentures, loans and borrowings	1,796	958	1,632
Current maturities of liabilities for leases	417	-	-
Trade and other payables	1,583	1,608	1,699
Employee benefits	369	318	280
Provisions	110	79	94
Current tax liabilities	-	112	152
Total current liabilities	4,275	3,075	3,857

Loans and debentures	10,204	10,561	10,229
Liability for leases	1,034	-	-
Employee benefits	267	259	272
Derivatives and other liabilities	210	251	234
Liabilities for deferred taxes	74	99	73
Provisions	40	48	40
Total non-current liabilities	11,829	11,218	10,848

Total liabilities	16,104	14,293	14,705

Total equity	2,257	2,325	2,144
Total liabilities and equity	18,361	16,618	16,849

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 20

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	455	708	195	358	1,235
Adjustments:
Depreciation and amortization	1,062	852	537	424	1,715
Share in losses of equity-accounted investees	2	4	1	2	5
Financing expenses, net	224	227	113	117	426
Capital gain, net	(6)	(19)	(5)	(13)	(66)
Income tax	158	224	65	111	453
Loss from impairment of goodwill	-	-	-	-	87

Change in trade and other receivables	134	16	60	23	193
Change in inventory	13	(12)	18	8	(35)
Change in trade and other payables	(110)	(39)	(152)	(15)	10
Change in provisions	15	(1)	7	(2)	15
Change in employee benefits	84	3	77	9	(33)
Change in other liabilities	(16)	(34)	(17)	(25)	(34)
Net income tax paid	(300)	(228)	(93)	(122)	(446)
Net cash from operating activities	1,715	1,701	806	875	3,525

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 21

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Cont’d)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow used for investing activities
Purchase of fixed assets	(581)	(580)	(308)	(303)	(1,131)
Investment in intangible assets and deferred expenses	(206)	(206)	(111)	(103)	(399)
Payment of permit fees for the Sakia complex	(112)	-	(112)	-	-
Investment in deposits with banks and others	(1,934)	-	(764)	-	(276)
Proceeds from bank deposits and others	563	558	488	554	564
Proceeds from the sale of fixed assets	31	28	23	18	98
Payment of betterment tax for the sale of the Sakia complex	(80)	-	(80)	-	-
Miscellaneous	8	1	4	8	(4)
Net cash flows from (used in) investment activities	(2,311)	(199)	(860)	174	(1,148)

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 22

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Cont’d)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018*	2017	2018*	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow from financing activities
Issue of debentures and receipt of loans	320	1,418	-	1,418	2,517
Repayment of debentures and loans	(182)	(869)	(182)	(645)	(1,587)
Payments of principal and interest for leases	(221)	-	(96)	-	-
Dividend paid	(368)	(578)	(368)	(578)	(1,286)
Interest paid	(204)	(199)	(199)	(177)	(415)
Payment to Eurocom DBS for acquisition of shares and DBS loan	-	(61)	-	-	(61)
Miscellaneous	(7)	(7)	(4)	(5)	(12)
Net cash from (used in) financing activities	(662)	(296)	(849)	13	(844)

Increase (decrease) in cash and cash equivalents, net	(1,258)	1,206	(903)	1,062	1,533
Cash and cash equivalents at beginning of period	2,181	648	1,826	792	648
Cash and cash equivalents at end of period	923	1,854	923	1,854	2,181

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 23

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Provision for early retirement of employees	93	12	81	12	23
Capital gains (mainly from disposal of real estate)	(6)	(19)	(5)	(13)	(66)
Others	20	2	8	-	24
Loss from impairment of goodwill	-	-	-	-	87
Total operating expenses (income), net	107	(5)	84	(1)	68

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 24

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 16

Effect on the condensed consolidated interim statement of financial position as at June 30, 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Other receivables	345	(57)	288
Right-of-use assets	-	1,424	1,424
Trade and other payables	1,666	(83)	1,583
Current maturities of liabilities for leases	-	417	417
Long-term lease liabilities	-	1,034	1,034
Equity	2,258	(1)	2,257

Effect on the consolidated interim statement of income for the three months ended June 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
General and operating expenses	940	(102)	838
Depreciation and amortization expenses	439	98	537
Operating profit	367	4	371
Financing expenses	105	5	110
Profit after financing expenses	262	(1)	261
Profit for the period	196	(1)	195

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 25

Press Release

“Bezeq” The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 16 (Cont’d)

Effect on the consolidated interim statement of cash flow for the three months ended June 30, 2018:

	in accordance with the previous policy	Change	In accordance with IFRS 16
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net cash from operating activities	717	89	806
Net cash used in investing activities	(867)	7	(860)
Net cash from financing activities	(753)	(96)	(849)

BEZEQ GROUP REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS	PAGE | 26

Bezeq Facts & Figures Q2 2018

Three months ending June 30, 2018

Index of contents

Sheet I-	Financials
Sheet II-	Other income / expenses
Sheet III-	Key Performance Indicators (KPIs)
Sheet IV-	Dividends
Sheet V-	Glossary

For further information:
Bezeq Investor Relations
Phone +9722 539 5441
ir@bezeq.co.il
www.bezeq.co.il

The data in this metrics file contains partial information from the public reports of Bezeq under the Israeli Securities Law for which the Hebrew reports can be accessed at the Israeli Securities Authority's website. The metrics file is a not a substitute for a review of the detailed reports of Bezeq.

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
(NIS millions, except for EPS)	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
Bezeq Group (1)
Key Income Statement Metrics
Revenues	9,055	9,985	2,559	2,511	2,510	2,504	10,084	2,453	2,463	2,415	2,458	9,789	2,361	2,333
QoQ Change			-1.8%	-1.9%	0.0%	-0.2%		-2.0%	0.4%	-1.9%	1.8%		-3.9%	-1.2%
YoY Change	-5.3%	10.3%	17.7%	-3.5%	-3.5%	-3.9%	1.0%	-4.1%	-1.9%	-3.8%	-1.8%	-2.9%	-3.8%	-5.3%
Depreciation & amortization	1,281	1,684	449	440	442	408	1,739	428	424	436	427	1,715	525	537
QoQ Change			-2.2%	-2.0%	0.5%	-7.7%		4.9%	-0.9%	2.8%	-2.1%		23.0%	2.3%
YoY Change	-2.3%	31.5%	41.6%	-2.4%	-3.3%	-11.1%	3.3%	-4.7%	-3.6%	-1.4%	4.7%	-1.4%	22.7%	26.7%
Salaries	1,768	1,957	513	495	501	503	2,012	504	494	502	505	2,005	510	503
QoQ Change			-0.4%	-3.5%	1.2%	0.4%		0.2%	-2.0%	1.6%	0.6%		1.0%	-1.4%
YoY Change	-5.6%	10.7%	16.9%	-0.4%	-1.0%	-2.3%	2.8%	-1.8%	-0.2%	0.2%	0.4%	-0.3%	1.2%	1.8%
Other operating expenses (income)	(586)	(95)	5	(12)	(26)	33	0	(4)	(1)	(23)	96	68	23	84
QoQ Change			-93.4%	-340.0%	116.7%	N/M		N/M	-75.0%	2200.0%	N/M		-76.0%	265.2%
YoY Change	N/M	-83.8%	N/M	-91.5%	100.0%	-56.6%	N/M	N/M	-91.7%	-11.5%	190.9%	N/M	N/M	N/M
Operating Profit	3,226	2,570	574	616	599	532	2,321	566	573	544	427	2,110	462	371
QoQ Change			17.6%	7.3%	-2.8%	-11.2%		6.4%	1.2%	-5.1%	-21.5%		8.2%	-19.7%
YoY Change	14.4%	-20.3%	-9.7%	-22.4%	-8.1%	9.0%	-9.7%	-1.4%	-7.0%	-9.2%	-19.7%	-9.1%	-18.4%	-35.3%
Finance expenses (income), net	130	263	102	105	104	136	447	101	102	94	120	417	108	110
QoQ Change			N/M	2.9%	-1.0%	30.8%		-25.7%	1.0%	-7.8%	27.7%		-10.0%	1.9%
YoY Change	-10.3%	102.3%	175.7%	-18.6%	4.0%	N/M	70.0%	-1.0%	-2.9%	-9.6%	-11.8%	-6.7%	6.9%	7.8%
Income taxes	815	598	183	133	99	210	625	113	111	128	101	453	93	65
QoQ Change			53.8%	-27.3%	-25.6%	112.1%		-46.2%	-1.8%	15.3%	-21.1%		-7.9%	-30.1%
YoY Change	25.2%	-26.6%	20.4%	-27.3%	-31.3%	76.5%	4.5%	-38.3%	-16.5%	29.3%	-51.9%	-27.5%	-17.7%	-41.4%
Net profit attributed to Bezeq shareholders	2,111	1,721	288	377	394	185	1,244	350	358	322	205	1,235	260	195
QoQ Change			-22.0%	30.9%	4.5%	-53.0%		89.2%	2.3%	-10.1%	-36.3%		26.8%	-25.0%
YoY Change	19.2%	-18.5%	-37.8%	-21.8%	-3.2%	-49.9%	-27.7%	21.5%	-5.0%	-18.3%	10.8%	-0.7%	-25.7%	-45.5%
EBITDA, reported	4,507	4,254	1,023	1,056	1,041	940	4,060	994	997	980	854	3,825	987	908
QoQ Change			8.0%	3.2%	-1.4%	-9.7%		5.7%	0.3%	-1.7%	-12.9%		15.6%	-8.0%
YoY Change	9.1%	-5.6%	7.3%	-15.2%	-6.1%	-0.7%	-4.6%	-2.8%	-5.6%	-5.9%	-9.1%	-5.8%	-0.7%	-8.9%
Adjusted EBITDA (excluding IFRS 16)													885	806

Adjusted EBITDA (excluding IFRS 16 and other operating income/expenses)	3,921	4,159	1,028	1,044	1,015	973	4,060	990	996	957	950	3,893	908	890
QoQ Change			0.5%	1.6%	-2.8%	-4.1%		1.7%	0.6%	-3.9%	-0.7%		-4.4%	-2.0%
YoY Change	-4.7%	6.1%	9.8%	-5.4%	-7.4%	-4.9%	-2.4%	-3.7%	-4.6%	-5.7%	-2.4%	-4.1%	-8.3%	-10.6%
Earnings Per Share - Diluted	0.77	0.62	0.10	0.14	0.14	0.07	0.45	0.13	0.13	0.12	0.07	0.45	0.09	0.07
Shares Outstanding - Diluted	2,755	2,763	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765
Operating & General Expenses
Total operating & general expenses	3,366	3,869	1,018	972	994	1,028	4,012	959	973	956	1,003	3,891	841	838
QoQ Change			-4.7%	-4.5%	2.3%	3.4%		-6.7%	1.5%	-1.7%	4.9%		-16.2%	-0.4%
YoY Change	-5.9%	14.9%	27.4%	-3.0%	-0.6%	-3.7%	3.7%	-5.8%	0.1%	-3.8%	-2.4%	-3.0%	-12.3%	-13.9%
Terminal equipment & materials	928	880	216	201	177	237	831	202	230	181	242	855	189	171
QoQ Change			-15.6%	-6.9%	-11.9%	33.9%		-14.8%	13.9%	-21.3%	33.7%		-21.9%	-9.5%
YoY Change	-13.4%	-5.2%	-4.4%	-2.0%	-8.3%	-7.4%	-5.6%	-6.5%	14.4%	2.3%	2.1%	2.9%	-6.4%	-25.7%
Interconnect & payments to telecom operators	847	909	212	211	211	191	825	196	206	201	202	805	192	196
QoQ Change			-3.6%	-0.5%	0.0%	-9.5%		2.6%	5.1%	-2.4%	0.5%		-5.0%	2.1%
YoY Change	-6.4%	7.3%	0.0%	-12.4%	-10.6%	-13.2%	-9.2%	-7.5%	-2.4%	-4.7%	5.8%	-2.4%	-2.0%	-4.9%
Maintenance of buildings and sites	639	616	154	145	151	155	605	147	138	152	147	584	71	68
QoQ Change			3.4%	-5.8%	4.1%	2.6%		-5.2%	-6.1%	10.1%	-3.3%		-51.7%	-4.2%
YoY Change	5.3%	-3.6%	2.7%	-7.1%	-6.2%	4.0%	-1.8%	-4.5%	-4.8%	0.7%	-5.2%	-3.5%	-51.7%	-50.7%
Marketing & general	603	640	177	168	180	172	697	144	134	159	158	595	145	146
QoQ Change			-5.3%	-5.1%	7.1%	-4.4%		-16.3%	-6.9%	18.7%	-0.6%		-8.2%	0.7%
YoY Change	7.1%	6.1%	37.2%	5.0%	9.8%	-8.0%	8.9%	-18.6%	-20.2%	-11.7%	-8.1%	-14.6%	0.7%	9.0%
Services and maintenance by sub-contractors	137	199	63	61	68	69	261	67	64	67	62	260	71	68
QoQ Change			8.6%	-3.2%	11.5%	1.5%		-2.9%	-4.5%	4.7%	-7.5%		14.5%	-4.2%
YoY Change	-15.4%	45.3%	85.3%	10.9%	30.8%	19.0%	31.2%	6.3%	4.9%	-1.5%	-10.1%	-0.4%	6.0%	6.3%
Vehicle maintenance	154	167	42	39	42	41	164	42	39	38	37	156	17	20
QoQ Change			-4.5%	-7.1%	7.7%	-2.4%		2.4%	-7.1%	-2.6%	-2.6%		-54.1%	17.6%
YoY Change	1.3%	8.4%	20.0%	-4.9%	-10.6%	-6.8%	-1.8%	0.0%	0.0%	-9.5%	-9.8%	-4.9%	-59.5%	-48.7%
Content	58	458	154	147	165	163	629	161	162	158	155	636	156	169
QoQ Change			0.0%	-4.5%	12.2%	-1.2%		-1.2%	0.6%	-2.5%	-1.9%		0.6%	8.3%
YoY Change	-10.8%	689.7%	N/M	2.1%	12.2%	N/M	37.3%	4.5%	10.2%	-4.2%	-4.9%	1.1%	-3.1%	4.3%

(1) The Bezeq Group's financial data includes yes balance sheet data as of Q1 2015 and income statement and cash flow data as of Q2 2015.

2 of 15
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
(NIS millions, except for EPS)	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
Bezeq Group (cont'd)
Key Cash Flow Metrics
Operating cash flow	3,796	3,740	922	870	902	832	3,526	826	875	982	842	3,525	909	806
QoQ Change			3.7%	-5.6%	3.7%	-7.8%		-0.7%	5.9%	12.2%	-14.3%		8.0%	-11.3%
YoY Change	-8.6%	-1.5%	-4.1%	3.6%	-14.1%	-6.4%	-5.7%	-10.4%	0.6%	8.9%	1.2%	0.0%	10.0%	-7.9%
Capital expenditures, gross (cash flow)	1,275	1,635	345	387	349	335	1,416	380	406	353	391	1,530	368	611
QoQ Change			4.9%	12.2%	-9.8%	-4.0%		13.4%	6.8%	-13.1%	10.8%		-5.9%	66.0%
YoY Change	3.8%	28.2%	-6.3%	-24.3%	-18.3%	1.8%	-13.4%	10.1%	4.9%	1.1%	16.7%	8.1%	-3.2%	50.5%
Proceeds from sale of assets	230	151	42	56	24	16	138	10	18	48	22	98	8	23
QoQ Change			31.3%	33.3%	-57.1%	-33.3%		-37.5%	80.0%	166.7%	-54.2%		-63.6%	187.5%
YoY Change	-26.3%	-34.3%	223.1%	-33.3%	9.1%	-50.0%	-8.6%	-76.2%	-67.9%	100.0%	37.5%	-29.0%	-20.0%	27.8%
Capital expenditures, net	1,045	1,484	303	331	325	319	1,278	370	388	305	369	1,432	360	588
QoQ Change			2.0%	9.2%	-1.8%	-1.8%		16.0%	4.9%	-21.4%	21.0%		-2.4%	63.3%
YoY Change	14.1%	42.0%	-14.6%	-22.5%	-19.8%	7.4%	-13.9%	22.1%	17.2%	-6.2%	15.7%	12.1%	-2.7%	51.5%
Lease payments (IFRS 16)													126	96

Free cash flow	2,751	2,256	619	539	577	513	2,248	456	487	677	473	2,093	423	122
QoQ Change			4.6%	-12.9%	7.1%	-11.1%		-11.1%	6.8%	39.0%	-30.1%		-10.6%	-71.2%
YoY Change	-15.0%	-18.0%	2.1%	30.5%	-10.5%	-13.3%	-0.4%	-26.3%	-9.6%	17.3%	-7.8%	-6.9%	-7.2%	-74.9%
Working Capital
Change in trade & other receivables	549	322	(12)	75	53	(10)	106	(7)	23	105	72	193	74	60

Change in inventory	28	(20)	(9)	14	2	(27)	(20)	(20)	8	2	(25)	(35)	(5)	18

Change in trade & other payables	(39)	(271)	39	(137)	(12)	86	(24)	(24)	(15)	103	(54)	10	42	(152)

Change in provisions	(63)	18	(12)	3	(3)	(7)	(19)	1	(2)	16	0	15	8	7

Change in employee benefits	3	110	1	(9)	(92)	35	(65)	(6)	9	(65)	29	(33)	7	77

Change in other liabilities (incl broadcasting rights)	4	(9)	(3)	(5)	16	15	23	(9)	(25)	4	(4)	(34)	1	(17)
Total changes in assets and liabilities	482	150	4	(59)	(36)	92	1	(65)	(2)	165	18	116	127	(7)

Income tax paid, net	527	462	105	100	92	158	455	106	122	118	100	446	207	93

Interest paid	431	494	32	192	32	202	458	22	177	18	198	415	5	199
Funds From Operations (FFO)	3,314	3,590	918	929	938	740	3,525	891	877	817	824	3,409	656	717

Ratios

Operating margin	35.6%	25.7%	22.4%	24.5%	23.9%	21.2%	23.0%	23.1%	23.3%	22.5%	17.4%	21.6%	19.6%	15.9%
Net margin	23.3%	17.2%	11.3%	15.0%	15.7%	7.4%	12.3%	14.3%	14.5%	13.3%	8.3%	12.6%	11.0%	8.4%
EBITDA margin	49.8%	42.6%	40.0%	42.1%	41.5%	37.5%	40.3%	40.5%	40.5%	40.6%	34.7%	39.1%	41.8%	38.9%
Capex/Sales	14.1%	16.4%	13.5%	15.4%	13.9%	13.4%	14.0%	15.5%	16.5%	14.6%	15.9%	15.6%	15.6%	26.2%

3 of 15
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
(NIS millions, except for EPS)	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
Bezeq Group (cont'd)
Balance Sheet
Cash & cash equivalents	N/A	555	1,221	1,338	938	648	648	792	1,854	2,471	2,181	2,181	1,826	923
Investments	N/A	762	556	912	908	586	586	578	19	94	289	289	1,390	1,676
Trade receivables	N/A	2,058	2,042	2,029	1,998	2,000	2,000	1,976	1,991	1,948	1,915	1,915	1,827	1,822
Other receivables	N/A	269	299	205	191	219	219	297	347	294	270	270	306	288
Eurocom DBS Ltd., related party	N/A	-	-	29	29	-	-	35	56	43	43	43	25	25
Inventory	N/A	115	123	109	96	106	106	114	105	101	125	125	130	96
Total current assets		3,759	4,241	4,622	4,160	3,559	3,559	3,792	4,372	4,951	4,823	4,823	5,504	4,830
Trade and other receivables	N/A	674	662	647	641	644	644	595	507	520	493	493	466	447
Broadcasting rights	N/A	456	456	455	450	432	432	438	456	457	454	454	451	467
Right-of-use assets													1,417	1,424
Fixed assets	N/A	6,894	6,902	6,872	6,840	6,876	6,876	6,886	6,868	6,817	6,798	6,798	6,782	6,811
Intangible assets	N/A	3,332	3,260	3,195	3,121	3,047	3,047	2,986	2,943	2,894	2,768	2,768	2,728	2,687
Deferred tax assets	N/A	1,178	1,105	1,099	1,103	1,007	1,007	1,008	1,015	1,014	1,019	1,019	1,027	1,035
Deferred expenses and non-current investments	N/A	386	407	397	388	382	382	429	457	489	494	494	547	530
Investment property	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	130
Total non-current assets		12,920	12,792	12,665	12,543	12,388	12,388	12,342	12,246	12,191	12,026	12,026	13,418	13,531
Total assets		16,679	17,033	17,287	16,703	15,947	15,947	16,134	16,618	17,142	16,849	16,849	18,922	18,361
Debentures, loans and borrowings	N/A	1,913	2,073	1,958	2,135	1,825	1,825	1,594	958	555	1,632	1,632	1,609	1,796
Lease liability													428	417
Trade and other payables	N/A	1,657	1,843	1,576	1,599	1,610	1,610	1,705	1,608	1,807	1,699	1,699	1,820	1,583
Current tax liabilities	N/A	624	622	628	171	104	104	112	112	118	152	152	43	-
Liability to Eurocom DBS Ltd.	N/A	233	206	208	6	32	32	6	-	-	-	-	-	-
Employee benefits	N/A	378	380	370	280	315	315	308	318	251	280	280	286	369
Provisions	N/A	100	88	90	87	80	80	81	79	94	94	94	103	110
Dividend payable	N/A	-	-	-	665	-	-	-	-	708	-	-	-	-
Total current liabilities			5,212	4,830	4,943	3,966	3,966	3,806	3,075	3,533	3,857	3,857	4,289	4,275
Loans and debentures	N/A	8,800	8,532	9,546	9,111	9,128	9,128	9,109	10,561	10,978	10,229	10,229	10,547	10,204
Lease liability													1,006	1,034
Employee benefits	N/A	240	238	239	237	258	258	260	259	260	272	272	272	267
Derivative and other liabilities	N/A	226	262	252	257	244	244	250	251	292	234	234	258	210
Deferred tax liabilities	N/A	51	50	75	81	101	101	103	99	104	73	73	86	74
Provisions	N/A	46	46	46	47	47	47	47	48	48	40	40	39	40
Total non-current liabilities		9,363	9,128	10,158	9,733	9,778	9,778	9,769	11,218	11,682	10,848	10,848	12,208	11,829
Total equity		2,411	2,693	2,299	2,027	2,203	2,203	2,559	2,325	1,927	2,144	2,144	2,425	2,257

Total debt	10,087	10,713	10,605	11,504	11,246	10,953	10,953	10,703	11,519	11,533	11,861	11,861	12,156	12,000
Net debt	7,204	9,396	8,828	9,254	9,400	9,719	9,719	9,333	9,646	8,968	9,391	9,391	8,940	9,401
Net debt / EBITDA (ttm)	1.60	2.21	2.04	2.24	2.31	2.39	2.39	2.32	2.43	2.29	2.46	2.46	2.34	2.52

4 of 15
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
(NIS millions, except for EPS)	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
Bezeq Fixed-Line
Key Income Statement Metrics (Revenues)
Total Revenues	4,317	4,407	1,112	1,100	1,089	1,082	4,383	1,078	1,058	1,061	1,047	4,244	1,063	1,064
QoQ Change			2.2%	-1.1%	-1.0%	-0.6%		-0.4%	-1.9%	0.3%	-1.3%		1.5%	0.1%
YoY Change	-3.6%	2.1%	-0.1%	-0.5%	-1.1%	-0.6%	-0.5%	-3.1%	-3.8%	-2.6%	-3.2%	-3.2%	-1.4%	0.6%
Broadband Internet	1,394	1,450	371	374	374	381	1,500	382	381	385	396	1,544	396	403
QoQ Change			2.2%	0.8%	0.0%	1.9%		0.3%	-0.3%	1.0%	2.9%		0.0%	1.8%
YoY Change	8.3%	4.0%	3.6%	2.2%	3.0%	5.0%	3.4%	3.0%	1.9%	2.9%	3.9%	2.9%	3.7%	5.8%
Telephony	1,668	1,499	359	351	351	331	1,392	334	320	318	309	1,281	302	291
QoQ Change			-3.0%	-2.2%	0.0%	-5.7%		0.9%	-4.2%	-0.6%	-2.8%		-2.3%	-3.6%
YoY Change	-15.4%	-10.1%	-5.8%	-6.4%	-5.9%	-10.5%	-7.1%	-7.0%	-8.8%	-9.4%	-6.6%	-8.0%	-9.6%	-9.1%
Transmission & data	1,022	1,053	271	268	258	272	1,069	250	244	244	237	975	247	244
QoQ Change			4.2%	-1.1%	-3.7%	5.4%		-8.1%	-2.4%	0.0%	-2.9%		4.2%	-1.2%
YoY Change	3.2%	3.0%	2.3%	1.9%	-2.6%	4.6%	1.5%	-7.7%	-9.0%	-5.4%	-12.9%	-8.8%	-1.2%	0.0%
Cloud & digital services	N/A	184	50	48	52	53	203	56	57	57	60	230	62	66
QoQ Change			8.7%	-4.0%	8.3%	1.9%		5.7%	1.8%	0.0%	5.3%		3.3%	6.5%
YoY Change			4.2%	11.6%	13.0%	15.2%	10.3%	12.0%	18.8%	9.6%	13.2%	13.3%	10.7%	15.8%
Other	233	221	61	59	54	45	219	56	56	57	45	214	56	60
QoQ Change			27.1%	-3.3%	-8.5%	-16.7%		24.4%	0.0%	1.8%	-21.1%		24.4%	7.1%
YoY Change	1.3%	-5.2%	0.0%	1.7%	0.0%	-6.3%	-0.9%	-8.2%	-5.1%	5.6%	0.0%	-2.3%	0.0%	7.1%

Revenues from Residential Customers	2,498	2,507	N/A	N/A	N/A	N/A	2,329	N/A	N/A	N/A	N/A	2,232	N/A	N/A
% of total revenues	57.9%	56.9%					53.1%					52.6%
Revenues from Business Customers	1,819	1,900	N/A	N/A	N/A	N/A	2,054	N/A	N/A	N/A	N/A	2,012	N/A	N/A
% of total revenues	42.1%	43.1%					46.9%					47.4%
Key Income Statement Metrics
Depreciation & amortization	688	725	183	185	188	161	717	180	177	186	185	728	204	211
QoQ Change			-1.1%	1.1%	1.6%	-14.4%		11.8%	-1.7%	5.1%	-0.5%		10.3%	3.4%
YoY Change	0.7%	5.4%	4.0%	2.8%	2.2%	-13.0%	-1.1%	-1.6%	-4.3%	-1.1%	14.9%	1.5%	13.3%	19.2%
Salaries	895	912	230	217	225	226	898	224	220	224	223	891	228	232
QoQ Change			1.3%	-5.7%	3.7%	0.4%		-0.9%	-1.8%	1.8%	-0.4%		2.2%	1.8%
YoY Change	-8.7%	1.9%	1.3%	-4.0%	-3.0%	-0.4%	-1.5%	-2.6%	1.4%	-0.4%	-1.3%	-0.8%	1.8%	5.5%
Other operating expenses (income)	(23)	(99)	(9)	(12)	(26)	34	(13)	(4)	(1)	(24)	6	(23)	18	89
QoQ Change			N/M	33.3%	116.7%	N/M		N/M	-75.0%	2300.0%	-125.0%		200.0%	394.4%
YoY Change	-70.5%	330.4%	-47.1%	-91.4%	100.0%	N/M	-86.9%	-55.6%	-91.7%	-7.7%	-82.4%	76.9%	N/M	N/M
Operating profit	1,980	2,148	536	540	519	481	2,076	513	496	492	470	1,971	473	387
QoQ Change			25.5%	0.7%	-3.9%	-7.3%		6.7%	-3.3%	-0.8%	-4.5%		0.6%	-18.2%
YoY Change	-0.9%	8.5%	-2.0%	-18.4%	1.4%	12.6%	-3.4%	-4.3%	-8.1%	-5.2%	-2.3%	-5.1%	-7.8%	-22.0%
Finance expenses (income), net	400	332	101	105	93	146	445	92	82	107	122	403	121	119
QoQ Change			431.6%	4.0%	-11.4%	57.0%		-37.0%	-10.9%	30.5%	14.0%		-0.8%	-1.7%
YoY Change	-9.5%	-17.0%	34.7%	5.0%	-32.6%	668.4%	34.0%	-8.9%	-21.9%	15.1%	-16.4%	-9.4%	31.5%	45.1%
Income taxes	478	492	107	109	83	100	399	102	97	109	88	396	89	66
QoQ Change				1.9%	-23.9%	20.5%		2.0%	-4.9%	12.4%	-19.3%		1.1%	-25.8%
YoY Change	16.6%	2.9%					-18.9%	-4.7%	-11.0%	31.3%	-12.0%	-0.8%	-12.7%	-32.0%
Net profit (1)	1,102	1,324	328	326	343	235	1,232	319	317	276	260	1,172	263	202
QoQ Change			-3.5%	-0.6%	5.2%	-31.5%		35.7%	-0.6%	-12.9%	-5.8%		1.2%	-23.2%
YoY Change	-3.8%	20.1%	-5.2%	-14.7%	34.0%	-30.9%	-6.9%	-2.7%	-2.8%	-19.5%	10.6%	-4.9%	-17.6%	-36.3%
EBITDA, reported	2,668	2,873	719	725	707	642	2,793	693	673	678	655	2,699	677	598
QoQ Change			17.5%	0.8%	-2.5%	-9.2%		7.9%	-2.9%	0.7%	-3.4%		3.4%	-11.7%
YoY Change	-0.5%	7.7%	-0.6%	-13.9%	1.6%	4.9%	-2.8%	-3.6%	-7.2%	-4.1%	2.0%	-3.4%	-2.3%	-11.1%
Adjusted EBITDA (excluding IFRS 16)													654	575

Adjusted EBITDA (excluding IFRS 16 and other operating income/expenses)	2,645	2,774	710	713	681	676	2,780	689	672	654	661	2,676	672	664
QoQ Change			4.1%	0.4%	-4.5%	-0.7%		1.9%	-2.5%	-2.7%	1.1%		1.7%	-1.2%
YoY Change	1.6%	4.9%	0.6%	1.4%	-0.3%	-0.9%	0.2%	-3.0%	-5.8%	-4.0%	-2.2%	-3.7%	-2.5%	-1.2%
Key Cash Flow Metrics
Operating cash flow	2,259	2,358	539	517	526	482	2,064	600	465	573	587	2,225	516	507
QoQ Change			-19.3%	-4.1%	1.7%	-8.4%		24.5%	-22.5%	23.2%	2.4%		-12.1%	-1.7%
YoY Change	-0.7%	4.4%	-1.6%	13.4%	-23.3%	-27.8%	-12.5%	11.3%	-10.1%	8.9%	21.8%	7.8%	-14.0%	9.0%
Capital expenditures, gross (cash flow)	822	849	195	227	207	205	834	210	219	170	226	825	205	393
QoQ Change			-1.0%	16.4%	-8.8%	-1.0%		2.4%	4.3%	-22.4%	32.9%		-9.3%	91.7%
YoY Change	4.2%	3.3%	-15.6%	18.8%	-10.0%	4.1%	-1.8%	7.7%	-3.5%	-17.9%	10.2%	-1.1%	-2.4%	79.5%
Capital expenditures, net	601	703	154	173	185	190	702	200	203	124	204	731	198	371
QoQ Change			-6.1%	12.3%	6.9%	2.7%		5.3%	1.5%	-38.9%	64.5%		-2.9%	87.4%
YoY Change	23.9%	17.0%	-29.7%	55.9%	-11.5%	15.9%	-0.1%	29.9%	17.3%	-33.0%	7.4%	4.1%	-1.0%	82.8%
Lease payments (IFRS 16)													33	29

Free cash flow	1,658	1,655	385	344	341	292	1,362	400	262	449	383	1,494	285	107
QoQ Change			-23.6%	-10.6%	-0.9%	-14.4%		37.0%	-34.5%	71.4%	-14.7%		-25.6%	-62.5%
YoY Change	-7.3%	-0.2%	17.0%	-0.3%	-28.5%	-42.1%	-17.7%	3.9%	-23.8%	31.7%	31.2%	9.7%	-28.8%	-59.2%

5 of 15
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
(NIS millions, except for EPS)	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
Bezeq Fixed-Line (cont'd)
Operating & general expenses
Total general & operating expenses	777	721	172	170	183	180	705	165	166	183	163	677	140	145
QoQ Change			-3.9%	-1.2%	7.6%	-1.6%		-8.3%	0.6%	10.2%	-10.9%		-14.1%	3.6%
YoY Change	-13.2%	-7.2%	-4.4%	-3.4%	-1.6%	0.6%	-2.2%	-4.1%	-2.4%	0.0%	-9.4%	-4.0%	-15.2%	-12.7%
Maintenance of buildings and sites	217	202	49	46	49	45	189	47	45	49	44	185	34	31
QoQ Change			-2.0%	-6.1%	6.5%	-8.2%		4.4%	-4.3%	8.9%	-10.2%		-22.7%	-8.8%
YoY Change	-6.9%	-6.9%	-3.9%	-2.1%	-9.3%	-10.0%	-6.4%	-4.1%	-2.2%	0.0%	-2.2%	-2.1%	-27.7%	-31.1%
Interconnect & payments to telecom operators	161	145	34	33	34	29	130	31	29	31	27	118	28	27
QoQ Change			-2.9%	-2.9%	3.0%	-14.7%		6.9%	-6.5%	6.9%	-12.9%		3.7%	-3.6%
YoY Change	-26.8%	-9.9%	-10.5%	-10.8%	-2.9%	-17.1%	-10.3%	-8.8%	-12.1%	-8.8%	-6.9%	-9.2%	-9.7%	-6.9%
Marketing & general	213	188	43	44	55	53	195	42	44	54	48	188	40	49
QoQ Change			-2.3%	2.3%	25.0%	-3.6%		-20.8%	4.8%	22.7%	-11.1%		-16.7%	22.5%
YoY Change	14.5%	-11.7%	-8.5%	-8.3%	12.2%	20.5%	3.7%	-2.3%	0.0%	-1.8%	-9.4%	-3.6%	-4.8%	11.4%
Terminal equipment & materials	49	48	12	12	11	12	47	10	12	12	10	44	11	10
QoQ Change			-25.0%	0.0%	-8.3%	9.1%		-16.7%	20.0%	0.0%	-16.7%		10.0%	-9.1%
YoY Change	-45.6%	-2.0%	9.1%	9.1%	10.0%	-25.0%	-2.1%	-16.7%	0.0%	9.1%	-16.7%	-6.4%	10.0%	-16.7%
Services and maintenance by sub-contractors	61	60	17	17	16	22	72	17	19	19	18	73	20	20
QoQ Change			30.8%	0.0%	-5.9%	37.5%		-22.7%	11.8%	0.0%	-5.3%		11.1%	0.0%
YoY Change	-4.7%	-1.6%	6.3%	21.4%	-5.9%	69.2%	20.0%	0.0%	11.8%	18.8%	-18.2%	1.4%	17.6%	5.3%
Vehicle maintenance	76	78	17	18	18	19	72	18	17	18	16	69	7	8
QoQ Change			-19.0%	5.9%	0.0%	5.6%		-5.3%	-5.6%	5.9%	-11.1%		-56.3%	14.3%
YoY Change	0.0%	2.6%	0.0%	-5.3%	-14.3%	-9.5%	-7.7%	5.9%	-5.6%	0.0%	-15.8%	-4.2%	-61.1%	-52.9%
Ratios
Operating margin	45.9%	48.7%	48.2%	49.1%	47.7%	44.5%	47.4%	47.6%	46.9%	46.4%	44.9%	46.4%	44.5%	36.4%
Net margin	25.5%	30.0%	29.5%	29.6%	31.5%	21.7%	28.1%	29.6%	30.0%	26.0%	24.8%	27.6%	24.7%	19.0%
EBITDA margin	61.8%	65.2%	64.7%	65.9%	64.9%	59.3%	63.7%	64.3%	63.6%	63.9%	62.6%	63.6%	63.7%	56.2%
Capex/Sales	19.0%	19.3%	17.5%	20.6%	19.0%	18.9%	19.0%	19.5%	20.7%	16.0%	21.6%	19.4%	19.3%	36.9%

6 of 15
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
(NIS millions, except for EPS)	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
Pelephone
Key Income Statement Metrics (Revenues)
Total Revenues	3,419	2,890	671	658	649	652	2,630	628	632	635	651	2,546	619	602
QoQ Change			-5.9%	-1.9%	-1.4%	0.5%		-3.7%	0.6%	0.5%	2.5%		-4.9%	-2.7%
YoY Change	-10.2%	-15.5%	-7.7%	-8.7%	-11.0%	-8.6%	-9.0%	-6.4%	-4.0%	-2.2%	-0.2%	-3.2%	-1.4%	-4.7%
Service Revenues	2,453	1,999	455	456	468	439	1,818	435	449	461	437	1,782	431	438
QoQ Change			-4.6%	0.2%	2.6%	-6.2%		-0.9%	3.2%	2.7%	-5.2%		-1.4%	1.6%
YoY Change	-12.6%	-18.5%	-8.8%	-9.2%	-10.2%	-8.0%	-9.1%	-4.4%	-1.5%	-1.5%	-0.5%	-2.0%	-0.9%	-2.4%
Equipment Revenues	966	891	216	202	181	213	812	193	183	174	214	764	188	164
QoQ Change			-8.5%	-6.5%	-10.4%	17.7%		-9.4%	-5.2%	-4.9%	23.0%		-12.1%	-12.8%
YoY Change	-3.5%	-7.8%	-5.3%	-7.8%	-13.0%	-9.7%	-8.9%	-10.6%	-9.4%	-3.9%	0.5%	-5.9%	-2.6%	-10.4%

Revenues from Private Customers	1,930	1,750	N/A	N/A	N/A	N/A	1,616	N/A	N/A	N/A	N/A	1,541	N/A	N/A
% of total revenues	56.4%	60.6%					61.4%					60.5%
Revenues from Business Customers	1,490	1,140	N/A	N/A	N/A	N/A	1,015	N/A	N/A	N/A	N/A	1,005	N/A	N/A
% of total revenues	43.6%	39.4%					38.6%					39.5%
Key Income Statement Metrics
Cost of sales	2,537	2,383	579	560	536	573	2,248	553	529	534	555	2,171	531	523
QoQ Change			-3.8%	-3.3%	-4.3%	6.9%		-3.5%	-4.3%	0.9%	3.9%		-4.3%	-1.5%
YoY Change	-6.4%	-6.1%	-4.6%	-4.8%	-8.5%	-4.8%	-5.7%	-4.5%	-5.5%	-0.4%	-3.1%	-3.4%	-4.0%	-1.1%
Gross profit	882	507	92	98	113	79	382	75	103	101	96	375	88	79
QoQ Change			-17.1%	6.5%	15.3%	-30.1%		-5.1%	37.3%	-1.9%	-5.0%		-8.3%	-10.2%
YoY Change	-19.7%	-42.5%	-23.3%	-26.3%	-21.0%	-28.8%	-24.7%	-18.5%	5.1%	-10.6%	21.5%	-1.8%	17.3%	-23.3%
Sales & marketing expenses	309	247	66	68	65	61	260	48	51	58	58	215	62	56
QoQ Change			-2.9%	3.0%	-4.4%	-6.2%		-21.3%	6.3%	13.7%	0.0%		6.9%	-9.7%
YoY Change	-3.4%	-20.1%	4.8%	19.3%	10.2%	-10.3%	5.3%	-27.3%	-25.0%	-10.8%	-4.9%	-17.3%	29.2%	9.8%
General & administrative expenses	106	98	25	22	21	21	89	22	22	21	23	88	24	21
QoQ Change			-7.4%	-12.0%	-4.5%	0.0%		4.8%	0.0%	-4.5%	9.5%		4.3%	-12.5%
YoY Change	-2.8%	-7.5%	0.0%	-4.3%	-8.7%	-22.2%	-9.2%	-12.0%	0.0%	0.0%	9.5%	-1.1%	9.1%	-4.5%
Other operating expenses	18	5	-	-	-	1	1	-	-	-	-	-	-	-

Salaries (included in oper. exps)	417	381	96	94	94	94	378	98	94	94	98	384	100	95
QoQ Change			-3.0%	-2.1%	0.0%	0.0%		4.3%	-4.1%	0.0%	4.3%		2.0%	-5.0%
YoY Change	-5.0%	-8.6%	0.0%	-2.1%	4.4%	-5.1%	-0.8%	2.1%	0.0%	0.0%	4.3%	1.6%	2.0%	1.1%
Depreciation & amortization (included in oper. exps)	430	419	104	95	92	89	380	94	99	100	90	383	158	159
QoQ Change			4.0%	-8.7%	-3.2%	-3.3%		5.6%	5.3%	1.0%	-10.0%		75.6%	0.6%
YoY Change	-6.1%	-2.6%	0.0%	-10.4%	-15.6%	-11.0%	-9.3%	-9.6%	4.2%	8.7%	1.1%	0.8%	68.1%	60.6%
Operating profit	449	157	1	8	27	(4)	32	5	30	22	15	72	2	2
QoQ Change			-90.9%	700.0%	237.5%	-114.8%		N/M	500.0%	-26.7%	-31.8%		-86.7%	0.0%
YoY Change	-26.2%	-65.0%	-96.9%	-84.9%	-55.7%	-136.4%	-79.6%	400.0%	275.0%	-18.5%	-475.0%	125.0%	-60.0%	-93.3%
Net profit	373	151	13	13	32	3	61	16	34	24	21	95	9	7
QoQ Change			18.2%	0.0%	146.2%	-90.6%		433.3%	112.5%	-29.4%	-12.5%		-57.1%	-22.2%
YoY Change	-28.4%	-59.5%	-63.9%	-73.5%	-41.8%	-72.7%	-59.6%	23.1%	161.5%	-25.0%	600.0%	55.7%	-43.8%	-79.4%
EBITDA reported	879	576	105	103	119	85	412	99	129	122	105	455	160	161
QoQ Change			-5.4%	-1.9%	15.5%	-28.6%		16.5%	30.3%	-5.4%	-13.9%		52.4%	0.6%
YoY Change	-17.5%	-34.5%	-22.8%	-35.2%	-30.0%	-23.4%	-28.5%	-5.7%	25.2%	2.5%	23.5%	10.4%	61.6%	24.8%
Adjusted EBITDA (excluding IFRS 16)													98	98
Key Cash Flow Metrics
Operating cash flow	1,213	730	185	180	152	65	582	117	193	209	86	605	239	181
QoQ Change			1221.4%	-2.7%	-15.6%	-57.2%		80.0%	65.0%	8.3%	-58.9%		177.9%	-24.3%
YoY Change	-23.8%	-39.8%	-47.3%	-10.9%	-6.7%	364.3%	-20.3%	-36.8%	7.2%	37.5%	32.3%	4.0%	104.3%	-6.2%
Capital expenditures, gross (cash flow)	329	428	52	63	64	64	243	73	82	78	77	310	69	90
QoQ Change			-20.0%	21.2%	1.6%	0.0%		14.1%	12.3%	-4.9%	-1.3%		-10.4%	30.4%
YoY Change	2.8%	30.1%	-28.8%	-68.3%	-29.7%	-1.5%	-43.2%	40.4%	30.2%	21.9%	20.3%	27.6%	-5.5%	9.8%
Capital expenditures, net (cash flow)	321	426	51	63	64	63	241	73	82	78	76	309	69	90
QoQ Change			-21.5%	23.5%	1.6%	-1.6%		15.9%	12.3%	-4.9%	-2.6%		-9.2%	30.4%
YoY Change	1.9%	32.7%	-29.2%	-68.3%	-28.9%	-3.1%	-43.4%	43.1%	30.2%	21.9%	20.6%	28.2%	-5.5%	9.8%
Lease payments (IFRS 16)													75	50

Free cash flow	892	304	134	117	88	2	341	44	111	131	10	296	95	41
QoQ Change			N/M	-12.7%	-24.8%	-97.7%		2100.0%	152.3%	18.0%	-92.4%		850.0%	-56.8%
YoY Change	-30.1%	-65.9%	-52.0%	3800.0%	20.5%	-103.9%	12.2%	-67.2%	-5.1%	48.9%	400.0%	-13.2%	115.9%	-63.1%
Ratios
Gross profit margin	25.8%	17.5%	13.7%	14.9%	17.4%	12.1%	14.5%	11.9%	16.3%	15.9%	14.7%	14.7%	14.2%	13.1%
Operating margin	13.1%	5.4%	0.1%	1.2%	4.2%	-0.6%	1.2%	0.8%	4.7%	3.5%	2.3%	2.8%	0.3%	0.3%
Net margin	10.9%	5.2%	1.9%	2.0%	4.9%	0.5%	2.3%	2.5%	5.4%	3.8%	3.2%	3.7%	1.5%	1.2%
EBITDA margin	25.7%	19.9%	15.6%	15.7%	18.3%	13.0%	15.7%	15.8%	20.4%	19.2%	16.1%	17.9%	25.8%	26.8%
Capex/Sales	9.6%	14.8%	7.7%	9.6%	9.9%	9.8%	9.2%	11.6%	13.0%	12.3%	11.8%	12.2%	11.1%	15.0%

7 of 15
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
(NIS millions, except for EPS)	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
Bezeq International
Key Income Statement Metrics
Total Revenues	1,504	1,578	395	377	384	392	1,548	384	407	367	379	1,537	352	336
QoQ Change			-2.5%	-4.6%	1.9%	2.1%		-2.0%	6.0%	-9.8%	3.3%		-7.1%	-4.5%
YoY Change	5.0%	4.9%	0.5%	-3.6%	-1.3%	-3.2%	-1.9%	-2.8%	8.0%	-4.4%	-3.3%	-0.7%	-8.3%	-17.4%

Revenues from ILD services	395	379	N/A	N/A	N/A	N/A	325	N/A	N/A	N/A	N/A	268	N/A	N/A
% of total revenues	26.3%	24.0%					21.0%					17.4%
Revenues from Internet, Data & ICT services	1,109	1,199	N/A	N/A	N/A	N/A	1,223	N/A	N/A	N/A	N/A	1,269	N/A	N/A
% of total revenues	73.7%	76.0%					79.0%					82.6%

Revenues from Private Customers	529	555	N/A	N/A	N/A	N/A	570	N/A	N/A	N/A	N/A	563	N/A	N/A
% of total revenues	35.2%	35.2%					36.8%					36.6%
Revenues from Business Customers	975	1,023	N/A	N/A	N/A	N/A	978	N/A	N/A	N/A	N/A	974	N/A	N/A
% of total revenues	64.8%	64.8%					63.2%					63.4%
Key Income Statement Metrics
Cost of sales	951	1,015	258	246	256	255	1,015	258	288	253	259	1,058	238	225
QoQ Change			-1.9%	-4.7%	4.1%	-0.4%		1.2%	11.6%	-12.2%	2.4%		-8.1%	-5.5%
YoY Change	8.2%	6.7%	2.8%	-1.6%	2.0%	-3.0%	0.0%	0.0%	17.1%	-1.2%	1.6%	4.2%	-7.8%	-21.9%
Gross profit	553	563	137	131	128	137	533	126	119	114	120	479	114	111
QoQ Change			-3.5%	-4.4%	-2.3%	7.0%		-8.0%	-5.6%	-4.2%	5.3%		-5.0%	-2.6%
YoY Change	-0.2%	1.8%	-3.5%	-7.1%	-7.2%	-3.5%	-5.3%	-8.0%	-9.2%	-10.9%	-12.4%	-10.1%	-9.5%	-6.7%
Sales & marketing expenses	209	209	57	56	55	53	221	48	46	48	45	187	50	52
QoQ Change			5.6%	-1.8%	-1.8%	-3.6%		-9.4%	-4.2%	4.3%	-6.3%		11.1%	4.0%
YoY Change	1.8%	0.0%	7.5%	5.7%	12.2%	-1.9%	5.7%	-15.8%	-17.9%	-12.7%	-15.1%	-15.4%	4.2%	13.0%
General & administrative expenses	112	116	29	28	28	33	118	29	27	28	31	115	28	30
QoQ Change			-6.5%	-3.4%	0.0%	17.9%		-12.1%	-6.9%	3.7%	10.7%		-9.7%	7.1%
YoY Change	-5.9%	3.6%	3.6%	0.0%	-3.4%	6.5%	1.7%	0.0%	-3.6%	0.0%	-6.1%	-2.5%	-3.4%	11.1%
Other operating expenses (income)	-	(2)	14	-	-	4	18	-	1	(1)	3	3	2	(1)
Salaries (included in oper. exps)	298	303	83	82	83	82	330	84	81	81	78	324	83	75
QoQ Change			7.8%	-1.2%	1.2%	-1.2%		2.4%	-3.6%	0.0%	-3.7%		6.4%	-9.6%
YoY Change	3.8%	1.7%	7.8%	10.8%	10.7%	6.5%	8.9%	1.2%	-1.2%	-2.4%	-4.9%	-1.8%	-1.2%	-7.4%
Depreciation & amortization (included in oper. exps)	130	132	33	35	35	34	137	33	33	34	35	135	43	45
QoQ Change			-5.7%	6.1%	0.0%	-2.9%		-2.9%	0.0%	3.0%	2.9%		22.9%	4.7%
YoY Change	0.8%	1.5%	3.1%	9.4%	6.1%	-2.9%	3.8%	0.0%	-5.7%	-2.9%	2.9%	-1.5%	30.3%	36.4%
Operating profit	232	240	37	47	45	47	176	49	45	39	41	174	34	30
QoQ Change			-36.2%	27.0%	-4.3%	4.4%		4.3%	-8.2%	-13.3%	5.1%		-17.1%	-11.8%
YoY Change	2.0%	3.4%	-39.3%	-24.2%	-23.7%	-19.0%	-26.7%	32.4%	-4.3%	-13.3%	-12.8%	-1.1%	-30.6%	-33.3%
Net profit	165	172	26	33	33	33	125	36	33	27	31	127	24	20
QoQ Change			-38.1%	26.9%	0.0%	0.0%		9.1%	-8.3%	-18.2%	14.8%		-22.6%	-16.7%
YoY Change	4.3%	4.2%	-40.9%	-26.7%	-19.5%	-21.4%	-27.3%	38.5%	0.0%	-18.2%	-6.1%	1.6%	-33.3%	-39.4%
EBITDA reported	362	372	70	82	80	81	313	82	78	73	76	309	77	75
QoQ Change			-24.7%	17.1%	-2.4%	1.3%		1.2%	-4.9%	-6.4%	4.1%		1.3%	-2.6%
YoY Change	1.6%	2.8%	-24.7%	-12.8%	-13.0%	-12.9%	-15.9%	17.1%	-4.9%	-8.8%	-6.2%	-1.3%	-6.1%	-3.8%
Adjusted EBITDA (excluding IFRS 16)													68	66

Key Cash Flow Metrics
Operating cash flow	312	301	49	69	65	86	269	52	69	74	82	277	67	54
QoQ Change			-49.0%	40.8%	-5.8%	32.3%		-39.5%	32.7%	7.2%	10.8%		-18.3%	-19.4%
YoY Change	8.4%	-3.5%	-21.0%	-6.8%	-5.8%	-10.4%	-10.6%	6.1%	0.0%	13.8%	-4.7%	3.0%	28.8%	-21.7%
Capital expenditures, gross (cash flow)	110	128	37	33	24	26	120	29	46	31	36	142	31	44
QoQ Change			76.0%	-10.8%	-27.3%	8.3%		11.5%	58.6%	-32.6%	16.1%		-13.9%	41.9%
YoY Change	5.2%	16.4%	-30.1%	28.0%	-15.0%	23.7%	-6.3%	-21.6%	39.4%	29.2%	38.5%	18.3%	6.9%	-4.3%
Capital expenditures, net (cash flow)	108	128	37	33	24	25	119	29	46	29	35	139	31	44
QoQ Change			76.2%	-10.8%	-27.3%	4.2%		16.0%	58.6%	-37.0%	20.7%		-11.4%	41.9%
YoY Change	11.2%	18.5%	-30.2%	26.9%	-14.3%	19.0%	-7.0%	-21.6%	39.4%	20.8%	40.0%	16.8%	6.9%	-4.3%
Lease payments (IFRS 16)													9	9

Free cash flow	204	173	12	36	41	61	150	23	23	45	47	138	27	1
QoQ Change			-84.0%	200.0%	13.9%	48.8%		-62.3%	0.0%	95.7%	4.4%		-42.6%	-96.3%
YoY Change	7.0%	-15.2%	33.3%	-25.0%	0.0%	-18.7%	-13.3%	91.7%	-36.1%	9.8%	-23.0%	-8.0%	17.4%	-95.7%
Ratios
Gross profit margin	36.8%	35.7%	34.7%	34.7%	33.3%	34.9%	34.4%	32.8%	29.2%	31.1%	31.7%	31.2%	32.4%	33.0%
Operating margin	15.4%	15.2%	9.4%	12.5%	11.7%	12.0%	11.4%	12.8%	11.1%	10.6%	10.8%	11.3%	9.7%	8.9%
Net margin	11.0%	10.9%	6.6%	8.8%	8.6%	8.4%	8.1%	9.4%	8.1%	7.4%	8.2%	8.3%	6.8%	6.0%
EBITDA margin	24.1%	23.6%	17.7%	21.8%	20.8%	20.7%	20.2%	21.4%	19.2%	19.9%	20.1%	20.1%	21.9%	22.3%
Capex/Sales	7.3%	8.1%	9.4%	8.8%	6.3%	6.6%	7.8%	7.6%	11.3%	8.4%	9.5%	9.2%	8.8%	13.1%

8 of 15
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
(NIS millions, except for EPS)	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
yes
Key Income Statement Metrics
Revenues	1,724	1,774	439	434	434	438	1,745	424	416	406	404	1,650	375	375
QoQ Change			-2.2%	-1.1%	0.0%	0.9%		-3.2%	-1.9%	-2.4%	-0.5%		-7.2%	0.0%
YoY Change	5.4%	2.9%	-0.2%	-1.1%	-2.7%	-2.4%	-1.6%	-3.4%	-4.1%	-6.5%	-7.8%	-5.4%	-11.6%	-9.9%
Cost of sales	1,203	1,289	321	312	314	314	1,261	315	313	312	320	1,260	318	331
QoQ Change			-6.1%	-2.8%	0.6%	0.0%		0.3%	-0.6%	-0.3%	2.6%		-0.6%	4.1%
YoY Change	6.5%	7.1%	0.3%	-0.3%	0.0%	-8.2%	-2.2%	-1.9%	0.3%	-0.6%	1.9%	-0.1%	1.0%	5.8%
Gross profit	521	485	118	122	120	124	484	109	103	94	84	390	57	44
QoQ Change			10.3%	3.4%	-1.6%	3.3%		-12.1%	-5.5%	-8.7%	-10.6%		-32.1%	-22.8%
YoY Change	3.2%	-6.9%	-1.7%	-3.2%	-9.1%	15.9%	-0.2%	-7.6%	-15.6%	-21.7%	-32.3%	-19.4%	-47.7%	-57.3%
Sales & marketing expenses	154	140	38	24	35	31	128	35	29	34	33	131	35	31
QoQ Change			18.8%	-36.8%	45.8%	-11.4%		12.9%	-17.1%	17.2%	-2.9%		6.1%	-11.4%
YoY Change	0.2%	-9.1%	5.6%	-31.4%	-5.4%	-3.1%	-8.6%	-7.9%	20.8%	-2.9%	6.5%	2.3%	0.0%	6.9%
General & administrative expenses	94	95	23	21	23	25	92	22	25	25	24	96	23	30
QoQ Change			-17.9%	-8.7%	9.5%	8.7%		-12.0%	13.6%	0.0%	-4.0%		-4.2%	30.4%
YoY Change	11.9%	1.1%	-8.0%	0.0%	9.5%	-10.7%	-3.2%	-4.3%	19.0%	8.7%	-4.0%	4.3%	4.5%	20.0%
Salaries (included in oper. exps)	267	270	61	60	64	64	249	59	59	62	66	246	57	61
QoQ Change			-12.9%	-1.6%	6.7%	0.0%		-7.8%	0.0%	5.1%	6.5%		-13.6%	7.0%
YoY Change		1.1%	-11.6%	-3.2%	-7.2%	-8.6%	-7.8%	-3.3%	-1.7%	-3.1%	3.1%	-1.2%	-3.4%	3.4%
Depreciation & amortization (included in oper. exps)	297	322	76	74	75	71	296	70	71	72	72	285	79	79
QoQ Change			-13.6%	-2.6%	1.4%	-5.3%		-1.4%	1.4%	1.4%	0.0%		9.7%	0.0%
YoY Change	13.0%	8.4%	0.0%	-7.5%	-3.8%	-19.3%	-8.1%	-7.9%	-4.1%	-4.0%	1.4%	-3.7%	12.9%	11.3%
Operating profit	273	250	57	77	62	68	264	52	49	35	27	163	(1)	(17)
QoQ Change			21.3%	35.1%	-19.5%	9.7%		-23.5%	-5.8%	-28.6%	-22.9%		N/M	1600.0%
YoY Change	2.2%	-8.4%	-3.4%	10.0%	-16.2%	44.7%	5.6%	-8.8%	-36.4%	-43.5%	-60.3%	-38.3%	N/M	N/M
Finance expenses, net	111	90	19	12	26	1	58	27	32	(1)	13	71	(3)	(7)
QoQ Change				-36.8%	116.7%	-96.2%		2600.0%	18.5%	N/M	N/M		N/M	133.3%
YoY Change	-31.1%	-18.9%					-35.6%	42.1%	166.7%	N/M	1200.0%	22.4%	N/M	N/M
Net profit (loss)	(322)	(354)	(71)	(114)	(142)	395	68	19	(151)	(123)	11	(244)	1	(10)
QoQ Change			-35.5%	60.6%	24.6%	N/M		-95.2%	N/M	-18.5%	-108.9%		-90.9%	N/M
YoY Change	-15.4%	9.9%	2266.7%	-31.3%	89.3%	N/M	N/M	N/M	32.5%	-13.4%	-97.2%	N/M	-94.7%	-93.4%
EBITDA reported	570	572	133	151	137	139	560	122	120	107	99	448	78	62
QoQ Change			-1.5%	13.5%	-9.3%	1.5%		-12.2%	-1.6%	-10.8%	-7.5%		-21.2%	-20.5%
YoY Change	7.6%	0.4%	-1.5%	0.7%	-9.9%	3.0%	-2.1%	-8.3%	-20.5%	-21.9%	-28.8%	-20.0%	-36.1%	-48.3%
Adjusted EBITDA (excluding IFRS 16)													70	54

Key Cash Flow Metrics
Operating cash flow	442	505	158	110	154	207	629	51	169	115	95	430	86	60
QoQ Change			50.5%	-30.4%	40.0%	34.4%		-75.4%	231.4%	-32.0%	-17.4%		-9.5%	-30.2%
YoY Change	-10.1%	14.3%	6.0%	3.8%	6.2%	97.1%	24.6%	-67.7%	53.6%	-25.3%	-54.1%	-31.6%	68.6%	-64.5%
Capital expenditures, gross (cash flow)	305	265	59	58	51	41	209	60	53	69	53	235	62	75
QoQ Change			37.2%	-1.7%	-12.1%	-19.6%		46.3%	-11.7%	30.2%	-23.2%		17.0%	21.0%
YoY Change	-5.6%	-13.1%	-9.2%	-29.3%	-32.0%	-4.7%	-21.1%	1.7%	-8.6%	35.3%	29.3%	12.4%	3.3%	41.5%
Capital expenditures, net (cash flow)	305	265	59	58	50	41	208	60	52	69	53	234	62	75
QoQ Change			37.2%	-1.7%	-13.8%	-18.0%		46.3%	-13.3%	32.7%	-23.2%		17.0%	21.0%
YoY Change	-5.6%	-13.1%	-9.2%	-29.3%	-33.3%	-4.7%	-21.5%	1.7%	-10.3%	38.0%	29.3%	12.5%	3.3%	44.2%
Lease payments (IFRS 16)													8	8

Free cash flow	137	240	99	52	104	166	421	(9)	117	46	42	196	16	(23)
QoQ Change			59.7%	-47.5%	100.0%	59.6%		N/M	N/M	-60.7%	-8.7%		-61.9%	N/M
YoY Change	-17.8%	75.2%	17.9%	116.7%	48.6%	167.7%	75.4%	N/M	125.0%	-55.8%	-74.7%	-53.4%	N/M	N/M

Ratios
Gross profit margin	30.2%	27.3%	26.9%	28.1%	27.6%	28.3%	27.7%	25.7%	24.8%	23.2%	20.8%	23.6%	15.2%	11.7%
Operating margin	15.8%	14.1%	13.0%	17.7%	14.3%	15.5%	15.1%	12.3%	11.8%	8.6%	6.7%	9.9%	-0.3%	-4.5%
Net margin	(18.7%)	(20.0%)	(16.2%)	(26.3%)	(32.7%)	90.2%	3.9%	4.5%	(36.3%)	(30.3%)	2.7%	(14.8%)	0.3%	0.0%
EBITDA margin	33.1%	32.2%	30.3%	34.8%	31.6%	31.7%	32.1%	28.8%	28.8%	26.4%	24.5%	27.2%	20.8%	16.5%
Capex/Sales	17.7%	14.9%	13.4%	13.4%	11.8%	9.4%	12.0%	14.2%	12.7%	17.0%	13.1%	14.2%	16.5%	20.0%

9 of 15
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
NIS Millions	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018

Bezeq Group

Other Operating Expenses (Income), Net

Loss from impairment of assets	-	-	-	-	-	-	-	-	-	-	-	87	87	-	-

Profit from increase to controlling stake in Yes	-	-	(12)	-	-	-	-	-	-	-	-	-	-	-	-

Profit from the sale of shares in Coral Tel Ltd.	-	(582)	-	-	-	-	-	-	-	-	-	-	-	-	-

Profit from the sale of property, plant and equipment (mainly real estate)*	(120)	(167)	(234)	(11)	(29)	(22)	(45)	(107)	(6)	(14)	(45)	(1)	(66)	(1)	(5)

Profit from copper sales	(47)	(8)	-	-	-	-	-	-	-	-	-	-	-	-	-

Provision (cancellation)-contingent liabilities, net	-	(23)	34	-	-	-			-	-	-	-		-	-

Provision for early retirement	90	176	117	1	14	3	78	96	-	12	3	8	23	12	81

Expenses for a collective agreement at Pelephone	61	18	-	-	-	-	-	-	-	-	-	-	-	-	-

Loss from the discontinuation of a software development project	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Other	-	-	-	15	3	(7)	-	11	2	1	19	2	24	12	8

Total other operating expenses (income), net	(15)	(586)	(95)	5	(12)	(26)	33	0	(4)	(1)	(23)	96	68	23	84

* Includes profit from copper sales beginning Q1 2015

10 of 15
Other expenses (income), net

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
Bezeq Fixed-Line

Key Performance Indicators

Total outgoing minutes (in millions)	13,260	12,017	10,699	9,758	8,694	7,047	6,200	5,607	1,316	1,257	1,297	1,136	5,006	1,177	1,098	1,132	1,068	4,475	1,055	1,010
QoQ Change									-4.6%	-4.5%	3.2%	-12.4%		3.6%	-6.7%	3.1%	-5.7%		-1.2%	-4.3%
YoY Change	-9.9%	-9.4%	-11.0%	-8.8%	-10.9%	-18.9%	-12.0%	-9.6%	-9.8%	-10.0%	-5.5%	-17.6%	-10.7%	-10.6%	-12.6%	-12.7%	-6.0%	-10.6%	-10.4%	-8.0%

Total incoming minutes (in millions)	6,691	6,718	6,547	6,240	6,225	6,115	5,829	5,628	1,348	1,314	1,383	1,252	5,297	1,281	1,220	1,266	1,205	4,972	1,191	1,153
QoQ Change									-3.9%	-2.5%	5.3%	-9.5%		2.3%	-4.8%	3.8%	-4.8%		-1.2%	-3.2%
YoY Change	4.4%	0.4%	-2.5%	-4.7%	-0.2%	-1.8%	-4.7%	-3.4%	-5.7%	-5.2%	-1.9%	-10.8%	-5.9%	-5.0%	-7.2%	-8.5%	-3.8%	-6.1%	-7.0%	-5.5%

Total access lines (in 000's)	2,604	2,483	2,366	2,367	2,268	2,216	2,205	2,087	2,068	2,050	2,031	2,010	2,010	1,986	1,961	1,942	1,916	1,916	1,889	1,865
QoQ Change									-0.9%	-0.9%	-0.9%	-1.0%		-1.2%	-1.3%	-1.0%	-1.3%		-1.4%	-1.3%
YoY Change	-5.3%	-4.6%	-4.7%	0.0%	-4.2%	-2.3%	-0.5%	-5.4%	-2.7%	-3.2%	-3.4%	-3.7%	-3.7%	-4.0%	-4.3%	-4.4%	-4.7%	-4.7%	-4.9%	-4.9%
QoQ Line change (000's)	(145)	(121)	(117)	1	(99)	(52)	(11)	(118)	(19)	(18)	(19)	(21)	(77)	(24)	(25)	(19)	(26)	(94)	(27)	(24)

Average revenue per line (ARPL) (in NIS)	111	109	109	85	81	74	63	59	58	57	57	55	57	56	54	54	53	54	53	52
QoQ Change									-1.7%	-1.7%	0.0%	-3.5%		1.8%	-3.6%	0.0%	-1.9%		0.0%	-1.9%
YoY Change		-1.8%	0.0%	-22.0%	-4.7%	-8.6%	-14.9%	-6.3%	-3.3%	-3.4%	-3.4%	-6.8%	-3.4%	-3.4%	-5.3%	-5.3%	-3.6%	-5.3%	-5.4%	-3.7%

Churn rate (telephony)	N/A	N/A	N/A	11.6%	15.3%	13.1%	11.1%	10.1%	2.8%	2.4%	2.6%	2.4%	10.2%	2.7%	2.4%	2.3%	2.4%	9.8%	3.0%	2.8%

Broadband Internet lines (in 000's)- Total	1,005	1,035	1,066	1,111	1,169	1,263	1,364	1,479	1,503	1,521	1,539	1,558	1,558	1,580	1,593	1,608	1,635	1,635	1,653	1,662
QoQ Change									1.6%	1.2%	1.2%	1.2%		1.4%	0.8%	0.9%	1.7%		1.1%	0.5%
YoY Change	4.4%	3.0%	3.0%	4.2%	5.2%	8.0%	8.0%	8.4%	8.1%	7.3%	6.3%	5.3%	5.3%	5.1%	4.7%	4.5%	4.9%	4.9%	4.6%	4.3%
QoQ Line change (000's)	42	30	31	45	58	94	101	115	24	18	18	19	79	22	13	15	27	77	18	9

Broadband Internet lines (in 000's)-Wholesale	-	-	-	-	-	-	-	244	290	323	347	377	377	414	444	484	532	532	574	600
QoQ Change									18.9%	11.4%	7.4%	8.6%		9.8%	7.2%	9.0%	9.9%		7.9%	4.5%
YoY Change									2536.4%	314.1%	96.0%		54.5%	42.8%	37.5%	39.5%	41.1%	41.1%	38.6%	35.1%
QoQ Line change (000's)									46	33	24	30	133	37	30	40	48	155	42	26
Wholesale subs as % of total broadband subs								16.5%	19.3%	21.2%	22.5%	24.2%	24.2%	26.2%	27.9%	30.1%	32.5%	32.5%	34.7%	36.1%

Broadband Internet lines (in 000's) - Retail	1,005	1,035	1,066	1,111	1,169	1,263	1,364	1,235	1,213	1,198	1,192	1,181	1,181	1,166	1,149	1,124	1,103	1,103	1,079	1,062
QoQ Change									-1.8%	-1.2%	-0.5%	-0.9%		-1.3%	-1.5%	-2.2%	-1.9%		-2.2%	-1.6%
YoY Change	4.4%	3.0%	3.0%	4.2%	5.2%	8.0%	8.0%	-9.5%	-12.0%	-10.6%	-6.2%	-4.4%	-4.4%	-3.9%	-4.1%	-5.7%	-6.6%	-6.6%	-7.5%	-7.6%
QoQ Line change (000's)	42	30	31	45	58	94	101	(129)	(22)	(15)	(6)	(11)	(54)	(15)	(17)	(25)	(21)	(78)	(24)	(17)

Broadband Internet ARPU (in NIS) - Retail	67	69	75	80	81	84	84	88	90	90	88	90	89	90	90	90	92	90	92	93
QoQ Change									2.3%	0.0%	-2.2%	2.3%		0.0%	0.0%	0.0%	2.2%		0.0%	1.1%
YoY Change	4.7%	3.0%	8.7%	6.7%	1.3%	3.7%	0.0%	4.8%	3.4%	2.3%	0.0%	2.3%	1.1%	0.0%	0.0%	2.3%	2.2%	1.1%	2.2%	3.3%
Average broadband speed per subscriber (end of period, Mbps)	2.2	2.7	4.3	6.7	9.6	18.1	32.5	37.8	38.9	40.2	41.8	43.4	43.4	45.1	47.2	49.5	51.5	51.5	53.5	55.4
QoQ Change									2.9%	3.3%	4.0%	3.8%		3.9%	4.7%	4.9%	4.0%		3.9%	3.6%
YoY Change	29.4%	22.7%	59.3%	55.8%	43.3%	88.5%	79.6%	16.3%	17.2%	15.2%	13.9%	14.8%	14.8%	15.9%	17.4%	18.4%	18.7%	18.7%	18.6%	17.4%

Number of employees	7,530	7,364	7,216	7,076	7,422	6,479	5,964	5,896	N/A	N/A	N/A	5,649	5,649	N/A	N/A	N/A	5,582	5,582	N/A	N/A
YoY Change	-1.1%	-2.2%	-2.0%	-1.9%	4.9%	-12.7%	-7.9%	-1.1%					-4.2%					-1.2%

Market share - Internet	N/A	59%	59%	59%	60%	63%	66%	68%	N/A	N/A	N/A	N/A	69%	N/A	N/A	N/A	N/A	70%	N/A	N/A
Market share - telephony (private sector)	N/A	72%	65%	63%	59%	57%	56%	56%	N/A	N/A	N/A	N/A	55%	N/A	N/A	N/A	N/A	53%	N/A	N/A
Market share - telephony (business sector)	N/A	82%	78%	76%	75%	74%	74%	74%	N/A	N/A	N/A	N/A	73%	N/A	N/A	N/A	N/A	72%	N/A	N/A

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Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
Pelephone
Key Performance Indicators

Total Subscribers (in 000's)	2,649	2,766	2,857	2,847	2,800	2,642	2,586	2,651	2,692	2,260	2,348	2,402	2,402	2,430	2,410	2,475	2,525	2,525	2,546	2,601
QoQ Change									1.5%	-16.0%	3.9%	2.3%		1.2%	-0.8%	2.7%	2.0%		0.8%	2.2%
YoY Change	1.0%	4.4%	3.3%	-0.4%	-1.7%	-5.6%	-2.1%	2.5%	5.0%	-11.9%	-8.6%	-9.4%	-9.4%	-9.7%	6.6%	5.4%	5.1%	5.1%	4.8%	7.9%
QoQ subscriber change (000's)									41	(432)	88	54	(249)	28	(20)	65	50	123	21	55

Prepaid Subscribers (in 000's)	N/A	N/A	N/A	N/A	N/A	N/A	836	925	N/A	N/A	N/A	733	733	N/A	N/A	N/A	770	770	N/A	N/A
YoY Change								10.6%					-20.8%					5.0%
ARPU (in NIS)	N/A	N/A	111	107	95	86	78	64	57	68	68	62	63	60	61	63	58	61	57	57
QoQ Change									-5.0%	19.3%	0.0%	-8.8%		-3.2%	1.7%	3.3%	-7.9%		-1.7%	0.0%
YoY Change				-3.6%	-11.2%	-9.5%	-9.3%	-17.9%	-12.3%	4.6%	0.0%	3.3%	-1.6%	5.3%	-10.3%	-7.4%	-6.5%	-3.2%	-5.0%	-6.6%

Churn rate	N/A	13.8%	15.3%	22.9%	22.4%	28.6%	28.0%	25.8%	5.2%	6.2%	6.1%	6.3%	23.7%	7.9%	6.3%	7.1%	6.9%	28.2%	8.0%	7.3%

Number of employees	N/A	N/A	N/A	N/A	4,072	3,288	3,001	2,679	N/A	N/A	N/A	2,594	2,594	N/A	N/A	N/A	2,551	2,551	N/A	N/A
YoY Change						-19.3%	-8.7%	-10.7%					-3.2%					-1.7%

Market share	28.6%	29.0%	28.9%	29.0%	28.2%	26.3%	25.5%	25.2%	N/A	N/A	22.7%	23.1%	23.1%	N/A	N/A	23.3%	N/A	N/A	N/A	N/A

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KPIs

Bezeq - The Israel Telecommunication Corp. Ltd

	FY	FY	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018
Bezeq International

Key Performance Indicators

Number of employees	2,325	2,445	2,112	2,262	2,102	2,007	1,932	1,966	N/A	N/A	N/A	1,905	1,905	N/A	N/A	N/A	1,864	1,864	N/A	N/A
QoQ Change
YoY Change	-11.3%	5.2%	-13.6%	7.1%	-7.1%	-4.5%	-3.7%	1.8%					-3.1%					-2.2%

Churn rate (ISP)	N/A	14.8%	12.7%	12.6%	18.4%	18.0%	17.0%	17.3%	5.2%	4.5%	5.5%	5.2%	20.4%	5.3%	5.0%	6.3%	6.8%	23.4%	6.0%	6.0%

Market share - ISP	36.0%	36.0%	35.9%	37.5%	38.8%	40.6%	42%	44%	N/A	N/A	N/A	N/A	44%	N/A	N/A	42.1%	N/A	N/A	N/A	N/A

Market share - ILD (Outgoing)	36.0%	31.0%	30.7%	30.0%	24.6%	21.2%	23%	21%	N/A	N/A	N/A	N/A	21%	N/A	N/A	N/A	N/A	25.6%	N/A	N/A

Yes

Key Performance Indicators

Subscribers (in 000's)	560	571	578	586	578	600	630	635	629	623	618	614	614	608	603	597	587	587	580	582
QoQ Change									-0.9%	-1.0%	-0.8%	-0.6%		-1.0%	-0.8%	-1.0%	-1.7%		-1.2%	0.3%
YoY Change	2.0%	2.0%	1.2%	1.4%	-1.4%	3.8%	5.0%	0.8%	-0.5%	-2.0%	-3.0%	-3.3%	-3.3%	-3.3%	-3.2%	-3.4%	-4.4%	-4.4%	-4.6%	-3.5%
QoQ subscriber change (000's)									(6)	(6)	(5)	(4)	(21)	(6)	(5)	(6)	(10)	(27)	(7)	2

ARPU (in NIS)	228	226	230	232	234	233	234	233	231	231	233	237	233	232	229	226	226	228	214	215
QoQ Change									-1.7%	0.0%	0.9%	1.7%		-2.1%	-1.3%	-1.3%	0.0%		-5.3%	0.5%
YoY Change	5.1%	-0.9%	1.8%	0.9%	1.0%	-0.4%	0.4%	-0.4%	-0.4%	0.0%	0.0%	0.9%	0.0%	0.4%	-0.9%	-3.0%	-4.6%	-2.1%	-7.8%	-6.1%

Churn rate	N/A	13.3%	13.0%	11.9%	15.4%	13.5%	12.8%	13.9%	4.2%	3.6%	4.5%	3.6%	15.9%	4.3%	3.8%	4.8%	5.9%	18.8%	6.1%	4.7%

Number of employees	1,999	2,158	2,229	2,227	2,276	2,208	2,042	1,984	N/A	N/A	N/A	1,753	1,753	N/A	N/A	N/A	1,680	1,680	N/A	N/A
YoY Change		8.0%	3.3%	-0.1%	2.2%	-3.0%	-7.5%	-2.8%					-11.6%					-4.2%

Mkt share	38%	38%	39%	40%	39%	40%	42%	42%	N/A	N/A	N/A	N/A	40%	N/A	N/A	N/A	N/A	37%	N/A	N/A

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Bezeq - The Israel Telecommunication Corp. Ltd

Bezeq Group Dividends

Dividend History
Dividend Distribution date	Total Amount (NIS m)	Dividend per share (NIS)	Dividend Type
October 10, 2018	318	0.11	Semi-Annual Dividend (pending shareholder approval)
May 10, 2018	368	0.13	Semi-Annual Dividend
October 16, 2017	708	0.26	Semi-Annual Dividend
May 29, 2017	578	0.21	Semi-Annual Dividend
October 6, 2016	665	0.24	Semi-Annual Dividend
May 30, 2016	776	0.28	Semi-Annual Dividend
October 26, 2015	933	0.34	Semi-Annual Dividend
May 27, 2015	844	0.31	Semi-Annual Dividend
October 2, 2014	1,267	0.46	Semi-Annual Dividend
April 23, 2014	802	0.29	Semi-Annual Dividend
September 15, 2013	500	0.36	Special Dividend (6 of 6)
September 15, 2013	969	0.18	Semi-Annual Dividend
May 13, 2013	500	0.18	Special Dividend (5 of 6)
May 13, 2013	861	0.32	Semi-Annual Dividend
October 10, 2012	500	0.18	Special Dividend (4 of 6)
October 10, 2012	997	0.37	Semi-Annual Dividend
May 21, 2012	500	0.18	Special Dividend (3 of 6)
May 21, 2012	1,074	0.40	Semi-Annual Dividend
October 5, 2011	500	0.18	Special Dividend (2 of 6)
October 5, 2011	992	0.37	Semi-Annual Dividend
May 19, 2011	500	0.19	Special Dividend (1 of 6)
May 19, 2011	1,163	0.43	Semi-Annual Dividend
October 7, 2010	1,280	0.48	Semi-Annual Dividend
May 3, 2010	2,453	0.92	Semi-Annual Dividend
October 5, 2009	1,149	0.43	Semi-Annual Dividend
May 24, 2009	792	0.30	Semi-Annual Dividend
October 29, 2008	835	0.32	Semi-Annual Dividend
April 28, 2008	679	0.26	Semi-Annual Dividend
October 15, 2007	760	0.29	Semi-Annual Dividend
February 26, 2007	1,800	0.69	Special Dividend
January 9, 2007	300	0.12	Semi-Annual Dividend
October 30, 2006	400	0.15	Semi-Annual Dividend
April 16, 2006	1,200	0.46	Semi-Annual Dividend

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Dividends

Bezeq - The Israel Telecommunication Corp. Ltd

GLOSSARY

Glossary

EBITDA	=	Earnings Before Interest, Taxes, Depreciation & Amortization ; ttm = trailing twelve months
Adjusted EBITDA	=	EBITDA excluding adoption of IFRS 16 and other operating income/expenses
Free cash flow	=	Operating cash flows less net capital expenditures and lease payments
Net capital expenditures	=	Purchase of property, plant & equipment (PPE), plus investments in intangible assets, less proceeds from the sale of PPE
FFO	=	Cash flow from operating activities less changes in working capital and payments for leases
ARPL	=	Average revenue per line
ARPU	=	Average revenue per user
MOU	=	Minutes of use
N/A	=	Not available
N/M	=	Not meaningful

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Glossary